CapitaLand

RECEIVED

2008 OCT -6 P 1:33

FFICE OF INTERNAT' CORPORATE FINA'

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

3 October 2008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

08005200

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 3 September 2008 till 29 September 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Senior Secretariat Manager

PROCESSED
OCT 0 8 2008
THOMSON REUTERS

Encs

G:\Sec\ADR\Ltr to ADR.doc

ISO 14000
PSB
CERT No.: 2007-0387
SS ISO 14001 : 2004

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by CapitaLand Limited – "Divestment of Capital Tower, Beijing"	3 Sep 2008	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by Australand - "Completion of Entitlement Offer"	3 Sep 2008	For Public Relations Purposes
News release by CapitaCommercial Trust Management Limited - "CCT's Grade A office tenants expand, renew or take up new leases"	4 Sep 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Lease of premises in Capital Tower to CapitaLand Limited"	4 Sep 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Announcement by Quill Capita Trust ("QCT") - Completion of the Amalgamation of Land of Quill Building 1- DHL 1 and Quill Building 4- DHL 2"	4 Sep 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "CFL Capital Management Sdn. Bhd. - Company in members' voluntary liquidation"	5 Sep 2008	SGX-ST Listing Manual
News release by CapitaLand Limited ("CL") - "CapitaLand divests Somerset Orchard in Singapore for S$100 million with gains of about S$43 million"	8 Sep 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Completion of injection of (I) Raffles City Shanghai, (II) Raffles City Beijing and (III) Raffles City Chengdu into Raffles City China Fund Limited"	9 Sep 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Increase in issue and paid-up share capital of CapitaLand Retail Limited"	9 Sep 2008	SGX-ST Listing Manual
Announcement by Australand – "Australand Entitlement Offer – Allotment and issue of new stapled securities"	10 Sep 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Australand Rights Issue"	10 Sep 2008	SGX-ST Listing Manual
News release by CapitaLand Limited – "Ascott wins three awards for excellence in Australia"	10 Sep 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Beijing CapitaLand Clubhouse Management Co., Ltd."	10 Sep 2008	SGX-ST Listing Manual
News release by Capitala, the joint venture real estate company between Mubadala Development Company and CapitaLand Limited - "Capitala launches sales of Rihan Heights - First phase of Arzanah"	11 Sep 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Clarification by Capitala on its news release regarding launch of Rihan Heights - First phase of Arzanah"	11 Sep 2008	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Joint news release by Rock Productions Pte Ltd and CapitaLand Limited – "Integrated Civic, Cultural, Retail and Entertainment Hub, Vista Xchange, one-north contract awarded to Hexacon Construction for approximately S$633.0 million"	15 Sep 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Amendment to the Announcement on Lease of Premises in Capital Tower to CapitaLand Limited"	16 Sep 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Interest payment relating to Floating Rate Notes Series P1-S-0002L issued under CapitaLand Treasury Limited's S$3 billion Multicurrency Medium Term Notes Programme"	17 Sep 2008	SGX-ST Listing Manual
News release by CapitaLand Limited – "Management changes at CapitaLand Retail"	17 Sep 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - Presentation slides "CapitaLand in China" to be presented to investors on 18 and 19 September 2008 at UBS Property Conference in Hong Kong	18 Sep 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - Presentation slides "Balanced Portfolio, Focused Business" to be presented to investors on 22 and 23 September 2008 at CLSA Investors' Forum in Hong Kong	22 Sep 2008	For Public Relations Purposes
News release by Capitala, the joint venture real estate company between Mubadala Development Company and CapitaLand Limited - "Capitala awards AED 1.9 billion main construction contract for Rihan Heights"	23 Sep 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Completion of Divestment of Capital Tower, Beijing"	25 Sep 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Response to media and analyst queries"	27 Sep 2008	SGX-ST Listing Manual
Announcement and news release by CapitaRetail China Trust Management Limited - "Proposed acquisition of Phase 2 of Xizhimen Mall"	29 Sep 2008	For Public Relations Purposes
Announcement by Australand - "Asian Industrial & Logistics Development Joint Venture with CapitaLand"	29 Sep 2008	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited - "Payment of management fee by way of issue of units in CapitaRetail China Trust"	29 Sep 2008	For Public Relations Purposes

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DIVESTMENT OF CAPITAL TOWER, BEIJING

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand China Trust Company Pte. Ltd. ("CCTC"), acting in its capacity as the trustee of CapitaLand China Income Fund, a private investment trust wholly owned beneficially by Hua Hong Holdings Pte. Ltd. ("Hua Hong"), has entered into a share purchase deed to sell its entire 100% stake (comprising one ordinary share) (the "Sale Share") in Hua Lei Holdings Pte. Ltd. ("Hua Lei") to Sky Property Management Limited, a party unrelated to CapitaLand (the "Sale"). CCTC, Hua Hong and Hua Lei are indirect wholly-owned subsidiaries of CapitaLand.

Hua Lei, through its wholly-owned subsidiary, Beijing Xinjincheng Real Estate Management Co., Ltd. ("Beijing XJC"), owns two office towers known as "Capital Tower" located in the Chaoyang District, Beijing, the People's Republic of China (the "Property").

The aggregate consideration for the Sale Share is US$352 million (approximately S$498 million) (the "Consideration"), subject to post completion adjustment. The Consideration was arrived at on a willing-buyer willing-seller basis, and comprises the consolidated net asset value of Hua Lei and Beijing XJC as of 31 March 2008, which takes into account, amongst other factors, the agreed value of the Property at US$488 million (approximately S$691 million) and the assignment of the shareholder's loan of approximately US$166 million (approximately S$235 million) owing by Hua Lei to CapitaLand China Holdings Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand. The net tangible asset value of the Sale Share based on the management accounts of Hua Lei as of 30 June 2008 was approximately S$34 million.

The completion of the Sale is expected to take place before the end of 2008 (the "Completion"). Upon Completion, CapitaLand will recognise in its Group consolidated accounts a net gain of approximately S$163 million. Hua Lei and Beijing XJC will cease to be indirect subsidiaries of CapitaLand.

Based on the unaudited consolidated financial statements of CapitaLand for the half-year ended 30 June 2008:

(i) assuming that the Sale was effected on 1 January 2008, CapitaLand's earnings per share would have increased from 27.1 cents to 32.4 cents; and

(ii) assuming that the Sale was effected on 30 June 2008, the financial impact on CapitaLand's net tangible assets per share would not be material.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above Sale.

By Order of the Board

Low Sai Choy
Company Secretary
3 September 2008

CapitaLand

For Immediate Release
3 September 2008

NEWS RELEASE

CapitaLand divests Capital Tower Beijing and recognises a gain of S$163m

Expected to generate cash flow of S$498 million to reinvest in China

Singapore, 3 September 2008 - CapitaLand has entered into a share purchase deed for the sale of its indirect wholly-owned subsidiary Hua Lei Holdings Pte Ltd which indirectly owns 100% of office property Capital Tower Beijing for a total consideration of US$352 million (S$498 million).

The total consideration comprises the consolidated net asset value of CapitaLand's indirect wholly-owned subsidiaries which own the property, taking into account the assignment of shareholder's loan of about US$166 million (S$235 million) and valuing Capital Tower Beijing at US$488 million (S$691 million). CapitaLand will obtain a net cash flow of about S$498 million and is expected to recognise a gain of S$163 million.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "We acquired Capital Tower Beijing while it was still under construction in 2005. We were very keen on the project as it would allow us to leverage on our real estate expertise to turn the development into an international Grade A building with large floor plates. Since its completion in 2006, Capital Tower Beijing has become a well-known landmark and has attracted major international companies as tenants. Because of this success, we have received unsolicited offers for the building from several prospective investors. The cash flow of about S$498 million generated from this transaction will further strengthen CapitaLand's balance sheet. This transaction fully demonstrates CapitaLand's skill sets and expertise in adding value to real estate projects and its ability to unlock value for shareholders despite the current volatile financial markets."

Mr Lim Ming Yan, CEO of CapitaLand China Holdings Group, said, "As a long term investor, we had intended for Capital Tower Beijing to be one of our core long term holdings. However, the unsolicited offer we received from the purchaser will allow us to re-deploy capital to undertake more quality developments for China. At the same time, the transaction will provide the purchaser, a Fortune 500 company, with the infrastructure to quickly set up its corporate HQ. We are pleased to have been able to help a Fortune 500 company deepen its investment in Beijing and play our part to add to the prominence of the city as an international business centre."

Capital Tower Beijing

Capital Tower Beijing comprises two 35-storey office towers with a gross floor area of 107,627 square metres of space. Located along Changan Street, near renowned landmarks such as the Forbidden City, the China National Theatre and numerous government offices and ministries, this commercial property is situated in one of the best locations in the Beijing central business district. The building was completed in 2006. It is currently 83% occupied and is home to several multinational companies.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of Asia's largest real estate companies. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by: CapitaLand Limited (Co. Regn: 198900036N)
Date: 3 September 2008

Analyst Contact
Harold Woo, Investor Relations
DID: (65) 68233210
Email: harold.woo@capitaland.com

Media Contact
Julie Ong, Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	03-Sep-2008 12:37:01
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand - "Completion of Entitlement Offer"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments	Australand.CompletionofEntitlementOffer.pdf Total size = **50K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138
Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde
T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ

3 September 2008

COMPLETION OF ENTITLEMENT OFFER

Australand has completed the final phase of its non-underwritten 1 for 1 Entitlement Offer, raising approximately $461 million in total. Approximately 769 million New Stapled Securities will be allotted under the Entitlement Offer at the Application Price of $0.60 per stapled security.

Australand's Managing Director, Bob Johnston, said "The completion of the Entitlement Offer was an important step for the Group in recapitalising Australand's balance sheet, reducing gearing and providing funding for its development pipeline".

"We are pleased with the strong support we received from both institutional and retail securityholders resulting in approximately 83% of the Maximum Entitlement Offer Proceeds being secured in a challenging market", he said.

Approximately $96 million was raised under the Retail Entitlement Offer, which closed on 26 August 2008, and the Renounced Retail Entitlement Bookbuild undertaken yesterday. The Bookbuild achieved a Clearing Price of $0.60 per New Australand Stapled Security, which is equal to the Application Price. Accordingly, no cash will be payable to any Eligible Retail Securityholder who renounced all or part of their Entitlement or to any Ineligible Retail Securityholder.

In line with Australand's revised distribution policy announced on 28 July 2008 and, given the amount raised under the Offer, Australand's forecast distribution for the six months ending 31 December 2008 is expected to be approximately 3 cents per stapled security.

The New Australand Stapled Securities from the Retail Entitlement Offer and the Retail Entitlement Bookbuild are expected to be allotted on Tuesday 9 September 2008 to commence normal trading on Thursday 11 September 2008.

Following the completion of the Entitlement Offer, Australand's majority securityholder, CapitaLand Limited, holds approximately 59.3%.

Macquarie Capital Advisers Limited was the Lead Manager on the transaction.

For further information, please contact:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Sep-2008 07:42:53
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "CCT's Grade A office tenants expand, renew or take up new leases"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued a news release on the above matter, as attached for information.
Attachments	CCT.Leasing.4Sep08.pdf Total size = **30K** (2048K size limit recommended)

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CapitaCommercial Trust

NEWS RELEASE **For Immediate Release**

4 September 2008

CCT's Grade A office tenants expand, renew or take up new leases

JP Morgan expands its office space while BHP renews lease at Capital Tower

Shinhan Bank takes up new lease at One George Street

Singapore, 4 September 2008 – CapitaCommercial Trust Management Limited (CCTML), the Manager of CapitaCommercial Trust (CCT), one of Singapore's largest office landlords, has renewed and enjoyed new leases at two of its Grade A quality office buildings, namely Capital Tower and One George Street. The total office space renewed as well as new leases committed amount to approximately 77,900 square feet. Three companies account for the leases namely JPMorgan Chase & Co, BHP Billiton and Shinhan Bank. The rental rates committed were at the higher end of the respective micro-market rental rates.

At Capital Tower, JPMorgan Chase & Co., a leading global financial services firm with assets of S$1.8 trillion and operations in more than 60 countries will expand its premises to occupy an additional one-and-a-half floor. BHP Billiton, a global leader in the resources industry, has also renewed its lease at Capital Tower. At One George Street, a new tenant Shinhan Bank has taken up space to increase their business footprint in Singapore. Shinhan Bank is a leading bank in South Korea, having been selected in 2007 as the number one bank in terms of brand value, customer satisfaction and quality management in South Korea.

Ms. Lynette Leong, Chief Executive Officer of CCTML said, "The lease commitments are definitely encouraging news. Capital Tower and One George Street are Grade A quality, award-winning office buildings located in Singapore's Central Business District. This makes them very attractive to companies in the financial and business service sectors."

A recent global study[1] conducted by HSBC Bank International surveyed 2,155 overseas professionals to determine the best place to be an expat. Some criteria include: duration the respondents stayed; their ability to command high earnings and save; having a more luxurious life than back home and decent accommodation that were reasonably priced. Singapore ranked as the best place to live for expatriates, with the United Arab Emirates and the US tying for second place, followed by Belgium and Hong Kong.

"Singapore, a global city with affordability of lifestyle for expatriates, attracts firms looking to expand their operations in this part of the world. These recent transactions are a vote of confidence that notwithstanding the current weak macroeconomic sentiments, our Grade A office buildings have a competitive advantage in attracting world class companies operating their Asia Pacific regional business from Singapore. Our portfolio has consistently achieved average committed occupancy rates close to 100%. We are confident of delivering the forecast distribution per unit of 10.61 cents and 12.34 cents for the financial years ending 2008 and 2009 respectively," Ms. Leong added.

– END –

About CapitaCommercial Trust (www.cct.com.sg)

CapitaCommercial Trust is Singapore's first listed commercial REIT with a market capitalisation of S$2.4 billion based on the closing price of S$1.70 per unit on 29 August 2008. CCT aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. The total asset size of CCT is close to S$7.0 billion as at 11 July 2008, comprising a portfolio of ten prime properties and one property under development in Singapore, as well as investments in Malaysia. The properties in Singapore are Capital Tower, 6 Battery Road, 1 George Street, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park and Wilkie Edge (currently under development and expected to be completed by fourth quarter of 2008). In addition, CCT is a substantial unitholder of Quill Capita Trust with 30% unitholdings and has taken a 7.4% stake in the Malaysia Commercial Development Fund Pte. Ltd. ("MCDF"). Quill Capita Trust is a commercial REIT listed on Bursa Malaysia Securities Berhad, with a portfolio of nine commercial properties in Kuala Lumpur and Cyberjaya, Malaysia. MCDF is CapitaLand's first and largest Malaysia private real estate fund

[1] Source: "World's best places to be an expat" by Vidya Ram, International Herald Tribune, 22 Aug 2008

with a focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley, Malaysia.

CCT was accorded "Baa1" corporate rating with stable outlook by Moody's Investors Service. The Trust is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, the largest real estate company in Southeast Asia by market capitalisation.

Issued by CapitaCommercial Trust Management Limited

(Company registration no. 200309059W)

Contact

Ho Mei Peng
Head, Investor Relations & Communications
DID: (65) 6826 5586
Mobile: (65) 9668 8290
Email: ho.meipeng@capitaland.com

Important Notice

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Sep-2008 07:45:27
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Lease of premises in Capital Tower to CapitaLand Limited"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.Lease.Annc.4Sep08.pdf Total size = **30K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT
LEASE OF PREMISES IN CAPITAL TOWER TO CAPITALAND LIMITED

1. INTRODUCTION

1.1 The Lease

The Board of Directors of CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**"), has on 19 August 2008 granted CapitaLand Limited ("**CapitaLand**") an offer to lease (the "**Letter of Offer**") unit #09-13 in the building known as Capital Tower, which is located at 168 Robinson Road, Singapore, with a net lettable area of 122.0 square metres (the "**Premises**") for a term of three years, and CapitaLand has today accepted the Letter of Offer. The lease agreement to be entered into between the Trustee and CapitaLand will be based on the Letter of Offer.

1.2 Disclosure Requirements under the Listing Manual

At the date of this Announcement, CapitaLand holds an aggregate indirect interest in 430,861,175 units in CCT ("**Units**"), comprising approximately 30.92% of the total number of Units in issue, and is therefore regarded as a "controlling unitholder" of CCT under the Listing Manual (the "**Listing Manual**") of Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Therefore, for the purposes of Chapter 9 of the Listing Manual, CapitaLand is an "interested person" of CCT.

The Manager is making this announcement because CapitaLand's lease of the Premises (the "**Lease**") would constitute an interested person transaction under Chapter 9 of the Listing Manual, and the current Aggregated Value of all interested person transactions which CCT has entered into with CapitaLand and its associates in the current financial year has exceeded 3.0% of the latest audited net tangible assets of CCT.

The current total of all interested person transactions for the current financial year with all interested parties is approximately S$1,371.37 million.

However, it should be noted that in the extraordinary general meeting on 27 June 2008 (the "**EGM**") in connection with, among other things, the acquisition of 1 George Street, CCT had obtained the approval of its unitholders for:

(i) the acquisition of 1 George Street (which is an interested person transaction); and

(ii) all other interested person transactions entered into between CCT and CapitaLand and its associates, which are subject to aggregation pursuant to Rule 906 of the Listing Manual as at 2 June 2008,

with an aggregate value of S$1,196.86 million. The transactions entered into with CapitaLand and its associates prior to the EGM will not be aggregated for purposes of Rule 906 of the Listing Manual. The transactions entered into with CapitaLand and its associates after the EGM (excluding such transactions which were approved in the EGM) is S$1,069.13 million (which is 0.02% of the latest audited net tangible assets of CCT).

2. CERTAIN PRINCIPAL TERMS OF THE AGREEMENT

The Premises is an unconventional office unit located on the ninth storey of Capital Tower and its Lease is for a term of three years commencing from 16 October 2008 and expiring on 15 October 2011 for a total rent of S$449,125.92 for the entire term. In addition, there is an option to renew for an additional term of three years on terms (including rent) to be agreed at such point of time.

3. RATIONALE AND BENEFIT OF THE TRANSACTION TO CCT

This lease adds to the existing space of CapitaLand which is one of CCT's core blue chip tenants and which provides long term sustainable and stable income to CCT.

In addition, the terms of the Lease has been reviewed by CB Richard Ellis (Pte) Ltd, an independent valuer and they have confirmed that the rent is at market level and the other terms in the Lease are in line with normal commercial terms.

4. STATEMENT FROM THE AUDIT COMMITTEE

Having considered the terms and conditions of the Lease and the review of the Lease by the independent valuer, the audit committee of the Manager is of the view that the Lease is in line with normal commercial terms and would not be prejudicial to the interests of CCT and its minority unitholders.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
4 September 2008

IMPORTANT NOTICE

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders in CCT ("**Unitholders**") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Sep-2008 18:07:48
Announcement No.	00092

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Announcement by Quill Capita Trust ("QCT") - Completion of the Amalgamation of Land of Quill Building 1- DHL 1 and Quill Building 4- DHL 2"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCTannc.4Sep08.pdf Total size = **59K** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	04-Sep-2008 17:36:24
Announcement No.	00063

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Completion of the Amalgamation of Land of Quill Building 1- DHL 1 and Quill Building 4- DHL 2
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments	QCTannouncement.pdf Total size = **38K** (2048K size limit recommended)

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BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **03/09/2008 05:35:40 PM**
Submitted by **QUILL CAPITA TRUST** on **04/09/2008 05:06:16 PM**
Reference No **QC-080903-63340**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (If applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Lee Fong Yong
*** Designation**	Company Secretary
*** Contact number**	03-79556333
E-mail address	finance@quill.com.my

Type * Announcement

Subject *: Completion of the Amalgamation of Land of Quill Building 1- DHL 1 and Quill Building 4- DHL 2

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Unless otherwise defined in this announcement, the definitions in the prospectus dated 11 December 2006 of Quill Capita Trust ("QCT") in relation to the initial public offering ("Prospectus") shall apply throughout this announcement.

Quill Capita Management Sdn Bhd ("QCM"), the manager of QCT, has in the Prospectus disclosed that the land of Quill Building 1-DHL 1 and Quill Building 4 – DHL 2 are required to be amalgamated as a condition imposed by the relevant local authority ("Amalgamation").

QCM is pleased to announce that the Amalgamation has been completed and the new amalgamated title in respect of Quill Building 1-DHL 1 and Quill Building 4 – DHL 2 has been issued by Pejabat Tanah Daerah Sepang.

This announcement is dated 4 September 2008.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
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Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CFL CAPITAL MANAGEMENT SDN. BHD.
COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

CapitaLand Limited ("CapitaLand") wishes to announce that CFL Capital Management Sdn. Bhd. ("CCMSB"), its dormant indirect wholly-owned subsidiary incorporated in Malaysia, has been placed under members' voluntary liquidation.

The voluntary liquidation of CCMSB is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
5 September 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Sep-2008 12:45:51
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News release - "CapitaLand divests Somerset Orchard in Singapore for S$100 million with gains of about S$43 million"
Description	The attached news release issued by CapitaLand Limited on the above matter is for information.
Attachments	CLnewsrelease.SomersetOrchard.8Sep2008.pdf Total size = **270K** (2048K size limit recommended)

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THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
www.theascottgroup.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

For Immediate Release

News Release

CAPITALAND DIVESTS SOMERSET ORCHARD IN SINGAPORE FOR S$100 MILLION WITH GAINS OF ABOUT S$43 MILLION

Ascott will continue to manage the serviced residence for 15+10 years

Singapore, 8 September 2008 – CapitaLand's wholly-owned unit, The Ascott Group (Ascott), has entered into a conditional sale and purchase agreement to sell Somerset Orchard, an 88-unit serviced residence for a cash consideration of S$100 million or about S$1,530 psf to OG Private Limited (OG). The carrying value of the property is S$57 million. CapitaLand is expected to recognise a gross gain of about S$43 million from divesting the property.

After the divestment, Ascott will continue to manage the serviced residence for 15 years, with an option to renew the contract for another 10 years. Somerset Orchard is located at 160 Orchard Road, Singapore's prime shopping district. The serviced residence is part of Orchard Point which also comprises a 4-storey retail podium which OG currently owns.

Ascott had made the offer to OG to purchase the serviced residence in accordance with the right of first refusal granted to OG in the agreement signed when OG bought the retail podium from Ascott in 2001.

Somerset Orchard forms part of Ascott's portfolio of 978 units across nine properties in Singapore. The properties are strategically located in the Orchard Road shopping belt, the Central Business District and the upcoming Arts, Learning and Entertainment hub in the Bras Basah-Bugis area.

Ms Jennie Chua, Ascott's President & CEO said: "The divestment of Somerset Orchard is part of Ascott's strategy to efficiently manage our capital assets to ensure that they are redeployed and reinvested in higher-yielding assets and for expansion in high growth markets. Our objective is to balance our portfolio and maximise returns on our assets. Ascott will continue to manage Somerset Orchard so our residents can still expect the same warm and homely experience at the serviced residence. Our presence in Singapore has been further enhanced with the recent opening of Ascott Singapore Raffles Place. Our new property, Citadines Singapore Mount Sophia, is also scheduled to open in 2009."

Mr Chong Kee Hiong, Ascott's Deputy CEO (Finance & Investment) said: "In line with Ascott's strategy to optimise the use of capital, the proceeds from this divestment will be redeployed to other investment opportunities to

enhance our global presence. Since the beginning of 2008, Ascott has made strategic investments in key cities of Melbourne in Australia, Ahmedabad in India and London in the United Kingdom."

More information on Somerset Orchard

Somerset Orchard, located on the 6th to 10th storey of Orchard Point, offers studio and one to three bedroom units. The serviced residence occupies a floor area of 6,082 sqm. It has a tenure of 97 years commencing 23 September 1985.

Somerset Orchard is part of Orchard Point, which also includes a 4-storey retail podium and an adjoining 5-storey car park.

Ascott's portfolio in Singapore stands at nine properties with a total of 978 units, including the 154-unit Citadines Singapore Mount Sophia which is scheduled to open early 2009.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with more than 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as about 7,000 units which are under development, making a total of over 22,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 59 cities in 22 countries, 15 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include TravelWeekly (Asia) Industry Awards 2008 'Best Serviced Residence (Group)', DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence'.

About CapitaLand Group

CapitaLand is one of Asia's largest real estate companies. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3401 HP: (65) 9743 9503 Email: joan.tan@the-ascott.com

Foo Siew Shyan, Assistant Manager, Corporate Communications
Tel: (65) 6500 3404 HP: (65) 9848 8929 Email: foo.siewshyan@the-ascott.com

---

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF INJECTION OF (I) RAFFLES CITY SHANGHAI, (II) RAFFLES CITY BEIJING AND (III) RAFFLES CITY CHENGDU INTO RAFFLES CITY CHINA FUND LIMITED

Further to its announcement made on 22 August 2008, CapitaLand Limited ("CapitaLand") wishes to announce that it has today completed the sales of its entire interests in the three integrated developments in China, namely Raffles City Shanghai, Raffles City Beijing and Raffles City Chengdu, to Raffles City China Fund Limited (the "Completion").

Following the Completion, Hua Qing Holdings Pte Ltd, Floral Land Pte. Ltd. and Calderdale Pte. Ltd. have ceased to be subsidiaries of CapitaLand and are now indirect associated companies of CapitaLand.

By Order of the Board

Low Sai Choy
Company Secretary
9 September 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITALAND RETAIL LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Retail Limited ("CRTL") has increased its issued and paid-up share capital from S$50,000,000 to S$550,000,000 (the "Share Issue") by allotting and issuing an additional 500,000,000 ordinary shares to CapitaLand for a cash consideration of S$500,000,000.

Following the Share Issue, CRTL's issued and paid-up share capital is S$550,000,000 comprising 550,000,000 ordinary shares.

CRTL will use the proceeds from the Share Issue to repay part of the existing shareholder loans from CapitaLand and its wholly-owned subsidiary, CapitaLand Treasury Limited, thus replacing these retired loans by share capital.

The Share Issue is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
9 September 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-Sep-2008 09:16:34
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand Entitlement Offer - Allotment and Issue of New Stapled Securities
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments	Australand.entitlementoffer.allotment.issue.10Sep08.pdf Total size = **51K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ

10 September 2008

Australand Entitlement Offer
Allotment and Issue of New Stapled Securities

The allotment and issue of New Stapled Securities under the Final Retail Entitlement Offer and the Renounced Retail Entitlement Bookbuild took place on 9 September, as follows:

	No. of New Stapled Securities
New Stapled Securities under the Final Retail Entitlement Offer	60,036,064
New Stapled Securities under the Renounced Retail Entitlement Bookbuild	87,475,597
Total No. of New Stapled Securities to be Allotted and Issued	**147,511,661**

The Issued Capital of Australand following allotment of the above New Stapled Securities is 1,696,490,449 stapled securities.

For further information please contact:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

AUSTRALAND[1] RIGHTS ISSUE

Further to its announcements dated 28 July 2008 and 18 August 2008, CapitaLand Limited ("CapitaLand") wishes to announce that Australand has completed the final phase of its non-underwritten 1 for 1 renounceable accelerated priority issue of stapled securities at the issue price of A$0.60 per new stapled security (the "ALZ Rights Issue").

Following the completion of the ALZ Rights Issue, CapitaLand's interest in Australand has increased from 54.2% pre-ALZ Rights Issue to approximately 59.3% post-ALZ Rights Issue (comprising a total of 1,005,545,220 stapled securities). Arising from this change of interest, CapitaLand is expected to recognise in its consolidated accounts a negative goodwill of approximately S$55 million. Based on the unaudited consolidated financial statements of CapitaLand for the half-year ended 30 June 2008:

(1) assuming that the ALZ Rights Issue was completed on 1 January 2008, CapitaLand's earnings per share would have been increased from 27.1 cents to 29.0 cents; and

(2) assuming that the ALZ Rights Issue was completed on 30 June 2008, the financial impact on CapitaLand's net tangible assets per share would not be material.

The total number of issued stapled securities of Australand as of 9 September 2008 was 1,696,490,449.

By Order of the Board

Low Sai Choy
Company Secretary
10 September 2008

---

[1] Australand Property Group comprising Australand Holdings Limited (ABN 12 008 443 696), Australand Property Limited (ABN 90 105 462 137; AFSL No. 231130) as the responsible entity of Australand Property Trust (ARSN 106 680 424) and Australand ASSETS Trust (ARSN 115 338 513), Australand Investments Limited (ABN 12 086 673 092; AFSL No. 228837) as the responsible entity of Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771).

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-Sep-2008 12:39:07
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - "Ascott wins three awards for excellence in Australia"
Description	The attached news release issued by CapitaLand Limited on the above matter is for information.
Attachments	Ascott.newsrelease.10Sep2008.pdf Total size = **278K** (2048K size limit recommended)

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For Immediate Release

News Release

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.theascottgroup.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

ASCOTT WINS THREE AWARDS FOR EXCELLENCE IN AUSTRALIA

Singapore, 10 September 2008 - The Ascott Group's (Ascott) Somerset serviced residences in Melbourne, Australia have swept three accolades at the recent Hotel, Motel & Accommodation Association (HMAA) of Victoria Awards for Excellence.

Ascott's property and staff members were winners in the following categories:

- New Tourism Development Accommodation - Somerset Gordon Heights

- Outstanding Contribution by an Industry Newcomer - Ms Virginia Le, Guest Service Officer, Somerset Gordon Place/Somerset Gordon Heights, and

- Outstanding Contribution to Back of House - Mr Tak Lo, Maintenance Supervisor, Somerset Gordon Place/Somerset Gordon Heights

In its ninth year, the HMAA Awards for Excellence recognise the outstanding contributions by businesses and individuals to the accommodation industry in Victoria. Victoria's Minister for Tourism and Major Events, the Honourable Tim Holding, attended the awards ceremony. More than 200 prominent figures from the Australian tourism and hospitality industry were also present.

Mr Gerald Lee, Ascott's Deputy CEO (Operations) said: "Ascott's properties in Australia have performed well in providing award-winning services and high quality products. Our service excellence is also underpinned by strong performance with healthy occupancy of over 80% at our Australia properties. Revenue Per Available Unit has increased by 7% year-on-year as at July 2008. We are heartened that Somerset Gordon Heights has been recognised as an accommodation of excellence in its first year of operations."

Mr Lee added: "Our staff - Ms Le and Mr Lo – also represent the attributes that typify the Ascott employee. Everyone on the team shares a single focus to offer great service to our residents. Their dedication, strong service

values and commitment to quality have ensured a truly great home-like experience for our residents."

Mr Tak Lo, Maintenance Supervisor, Somerset Gordon Place/Somerset Gordon Heights said: "I am happy to have won this award. Working on the full refurbishment of Somerset Gordon Heights last year has also been the highlight of my time here at Ascott. It has sharpened my skills and enabled me to learn new things. Since joining Ascott, I have had the experience of interacting with colleagues from different nationalities and that has exposed me to different cultures. There is no greater satisfaction than working as a team to make our guests happy and I am glad to be part of a great international company."

Ascott currently has seven operating properties in Australia, in Hobart, Melbourne, Perth and Sydney. Our largest property in Australia, Citadines Melbourne on Bourke, is due to open in 2010.

More information on Ascott's properties in Melbourne

Somerset Gordon Heights
Somerset Gordon Heights offers 43 apartment units, ranging from studio, one and two-bedroom units to two-bedroom penthouses. Each apartment is designed to provide ample space for comfortable dining, entertaining and living. Somerset Gordon Heights is less than a five-minute walk from the Parliament train station. It is also within walking distance to many shopping, entertainment and cultural attractions like the Bourke Street Mall, Princess Theatre and Her Majesty's Theatre, State Houses of Parliament, Melbourne Museum and Melbourne Fine Art Gallery.

Somerset Gordon Place
Somerset Gordon Place offers 64 warm and stylish home-style serviced residences. It provides modern facilities and services while retaining the building's historic charm. The building is listed by the National Trust as one of the cultural and historical heritage buildings to be preserved. Somerset Gordon Place offers studio, one and two-bedroom layouts. It is rare to find two of the same rooms; some come with unique features like private garden courtyards, bay windows and fireplaces. Located within Melbourne's Central Business District, Somerset Gordon Place is a short walk to Bourke Street and Melbourne Central malls. The bustling Chinatown is also nearby.

Somerset on Elizabeth
The 135-unit Somerset on Elizabeth provides a choice of one or two bedrooms units. Conveniently located in the Central Business District, the property provides convenience and comfort to residents. It is close an abundance of restaurants and shops, with easy access to the city's famous sporting grounds, theatres and entertainment precincts.

Citadines Melbourne on Bourke (opening 2010)
Located at the heart of the Central Business District at Bourke Street, the 398-unit Citadines Melbourne on Bourke will be within walking distance to public transport including trains, trams and buses, and will be well-served by amenities like restaurants,

cafes, cinemas, high-end shopping malls as well as parks and gardens. When completed, the property will also be at the midpoint of Melbourne's renowned theatre district and close to major office towers.

About The Hotel, Motel & Accommodation Association

The Hotel, Motel & Accommodation Association (HMAA), is recognised as the lead body for the accommodation sector, representing establishments ranging from 5-star hotels and motels through to B&Bs and serviced apartments with a total membership base of 2,000 accommodation members across Australia.

Nominees for the HMAA awards were required to conduct a self assessment and prepare a written document which was then reviewed and judged by tourism industry peers according to defined criteria.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with more than 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as about 7,000 units which are under development, making a total of over 22,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 59 cities in 22 countries, 15 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include TravelWeekly (Asia) Industry Awards 2008 'Best Serviced Residence (Group)', DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence'.

About CapitaLand Group

CapitaLand is one of Asia's largest real estate companies. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Celina Low, Vice President, Corporate Communications
Tel: (65) 6500 3399 HP: (65) 9682 5458 Email: celina.low@the-ascott.com

Foo Siew Shyan, Assistant Manager, Corporate Communications
Tel: (65) 6500 3404 HP: (65) 9848 8929 Email: foo.siewshyan@the-ascott.com

---

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY BEIJING CAPITALAND CLUBHOUSE MANAGEMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Beijing CapitaLand Clubhouse Management Co., Ltd.
Principal Activity	:	Clubhouse Management and Operation
Registered Capital	:	RMB500,000 (approximately S$103,585)

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
10 September 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Sep-2008 17:09:33
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News release - "Capitala launches sales of Rihan Heights - First phase of Arzanah"
Description	The attached news release issued by Capitala, the joint venture real estate company between Mubadala Development Company and CapitaLand Limited, is for information.
Attachments	Capitala.newsrelease.11Sep2008.pdf Total size = **75K** (2048K size limit recommended)

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CAPITALA LAUNCHES SALES OF RIHAN HEIGHTS – FIRST PHASE OF ARZANAH

EXCLUSIVE INITIAL SALE TO CAPTALA'S REGISTRANTS AT ABU DHABI CITYSCAPE

Abu Dhabi, 11 September 2008 - Capitala, the Abu Dhabi-based real estate company, today announced it has launched the residential sales of Rihan Heights, the first phase of Arzanah, its flagship development. Strategically located at the gateway point to the island of Abu Dhabi, Arzanah is one of the few remaining parcels of prime real estate on the island, located just minutes away from Abu Dhabi city centre and the Central Business District.

Arzanah is a 1.4 million square metre fully integrated, mixed use development surrounding Zayed Stadium, offering a unique blend of quality residential, leisure, sports and retail environment that has been designed by some of the world's finest designers, architects and engineers.

An exclusive sales invitation was extended for the first phase of the development, Rihan Heights, to all UAE Nationals who registered interest at the Capitala stand during Cityscape in Abu Dhabi earlier this year. Rihan Heights comprises 14 exclusive villas carefully planned around the plot and five residential towers with over 800 beautiful homes ranging from one to three bedroom apartments, as well as penthouses. The residents will also enjoy other amenities such as lush gardens, secure parking, swimming pools and a private gym.

Mr Wong Heang Fine, Acting Chief Executive Officer of Capitala commented, "We are proud to launch the sales of Rihan Heights, the first phase of Arzanah. Our strategy was carefully developed to give priority to those who took the time to register interest in Arzanah at our stand during Cityscape Abu Dhabi in May this year, where we first showcased the project."

He concluded, "We are thrilled that not only are we offering our first phase to the market and starting to build long term relationships with our buyers, we are doing so with construction already underway and currently progressing ahead of schedule and with mortgage financing offered to our buyers through First Gulf Bank."

Arzanah has been designed by award winning master planner Sasaki Associates and one of the world's renowned architectural firms, SMC Alsop and aims to be an inspiring and enduring development, integrating seamlessly into the growing community of Abu Dhabi.

- ENDS -

About Arzanah

Arzanah is a 1.4 million square metre fully integrated, mixed use development surrounding Zayed Stadium, offering a unique blend of quality residential, leisure, sports and retail environment that has been designed by some of the world's finest designers, architects and engineers.

Its prime location on Abu Dhabi island in the Grand Mosque District, is just minutes away from Abu Dhabi city centre, the Abu Dhabi International Exhibition Centre and the Central Business District. Arzanah is easily accessible due to its connection to a comprehensive road network and will be a main gateway along the future planned high speed metro system.

With manicured gardens, a canal and a natural pristine beach, the undulating topography of Arzanah will create a new landscape in the city of Abu Dhabi. Facilities include an exclusive club and spa, a two-kilometre stretch of private beach, a picturesque canal flowing through the development, communal gardens and extensive walking and cycling trails.

Two iconic land bridges will connect the main vicinity to a prime two kilometre stretch of natural beachfront, fringed by exclusive luxury apartments, a vibrant boardwalk and beach club.

Residents and visitors will also be able to enjoy a high street shopping experience in a unique open-air climate controlled environment. There will also be a school offering an internationally recognised, high quality accredited education.

In addition to the Zayed Stadium, other sports facilities for residents include the ATP-standard Abu Dhabi International Tennis Complex, the 40-lane world-class Khalifa International Bowling Centre, the Abu Dhabi Ice Rink and a state-of-the-art Aquatic Centre. Arzanah will also be home to the Mubadala-owned Abu Dhabi Knee & Sports Medicine Centre, the first healthcare

facility in the Middle East to specialise in the diagnosis and treatment of patients with knee and sports-related injuries.

Arzanah Masterplan Facts & Figures:

Site Area:	1.4 million square metres
Master planner:	Sasaki Associates and SMC Alsop
Estimated Number of Residences:	9,000
Projected Number of Residents:	18,000

Rihan Heights Facts & Figures:

Land Size: Approximately 38,000 square metres

5 Towers – with a total of 854 units

14 Villas

Sales Centre in Abu Dhabi : 800CAPITALA (Sun – Thurs 9am-3pm & 9pm-12 midnight and Sat (9am-3pm) or sales@capitala.ae

About Capitala

Capitala is an Abu Dhabi-based strategic real estate master planner and developer committed to designing, building, managing and maintaining world-class, integrated communities in the Capital city.

Established in 2008, Capitala is a strategic joint venture company between Mubadala, a leading business development and investment company in Abu Dhabi, the majority shareholder with a 51% stake and CapitaLand, one of Asia's largest real estate companies, holder of the remaining 49% stake.

Capitala will build and deliver innovative, sustainable mixed-use developments and is dedicated to setting the highest standards for community development and leading urban design and to continually meet and exceed the expectations of residents, visitors, owners and investors.

For further information about Capitala, please visit: www.capitala.ae

For Capitala-related queries please call:

The GCC region
Mirna Hijazi
Director – Marketing & Communications
Capitala
Tel : +9712 41 21 101
Email: mirna.hijazi@capitala.ae

For CapitaLand-related queries please call:

Singapore
Julie Ong
Corporate Communications
CapitaLand GCC Holdings
Tel : +65-97340122
Email: julie.ong@capitaland.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	11-Sep-2008 19:41:41
Announcement No.	00114

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Clarification by Capitala on its news release regarding launch of Rihan Heights - First phase of Arzanah
Description	In response to media queries following Capitala's news release which CapitaLand released via SGXNET this evening, Capitala has clarified that the revised estimated total development cost for the entire Arzanah development is between US$5 billion to US$6 billion based on the latest data for construction costs. Capitala is a 49% associated company of CapitaLand.
Attachments	Total size = **0** (2048K size limit recommended)

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CapitaLand

ROCK

15 September 2008
For Immediate Release

NEWS RELEASE

Integrated Civic, Cultural, Retail and Entertainment Hub, Vista Xchange, one-north contract awarded to Hexacon Construction for approximately S$633.0 million

Singapore, 15 September 2008 – Rock Productions Pte Ltd ("Rock") and CapitaLand Limited ("CapitaLand") are pleased to announce that the contract for the construction of the Integrated Civic, Cultural, Retail and Entertainment Hub ("Integrated Hub") at Vista Xchange, one-north, has been awarded to Hexacon Construction Pte Ltd ("Hexacon") at a total sum of approximately S$633.0 million. The Integrated Hub, which will comprise a *Civic and Cultural Zone* measuring over 38,000 square metres ("sq m") in Gross Floor Area ("GFA") and a *Retail and Entertainment Zone* measuring over 24,000 sq m in GFA, is designated as a corporate and business centre as well as a lifestyle and cultural hub of one-north by JTC Corporation.

Rock, which owns and manages the Civic and Cultural Zone, will invest approximately S$499.5 million in the project. CapitaLand, through its indirect wholly-owned subsidiary, One Trustee Pte. Ltd., which is holding in trust for CapitaLand Retail Singapore Investments Two Pte. Ltd., a wholly-owned subsidiary of CapitaLand Retail Limited ("CapitaLand Retail"), which owns and manages the *Retail and Entertainment Zone* as well as the approximately 900 car park lots at the development, will invest approximately S$476.8 million. CapitaLand Retail will also project manage the entire development of the Integrated Hub, which is expected to be completed, starting with the *Retail and Entertainment Zone* by end-2011, followed by the Civic and Cultural Zone by mid-2012.

Mr Matthew Kang, Director of Rock Productions Pte Ltd, said, "The *Civic and Cultural Zone* of the new Integrated Civic, Cultural, Retail and Entertainment Hub at Vista Xchange, one-north, will be a world-class venue for staging performances, shows and events including medium to large-scale popular concerts and larger scale family productions which will be touring the region in the years to come. The venue will offer presenters and producers, both in Singapore and abroad, state-of-the-art facilities to enhance both artistes, and audiences' performance experience. We're thrilled to be part of the impressive team involved in the project and we firmly believe that the Integrated Hub will not only become a distinctive social gathering destination in Singapore, adding to the vibrancy of the One-North precinct, but that it will contribute significantly to Singapore's rapidly evolving cultural landscape and become a concert and performance destination of choice for artistes and presenters alike."

Mr Pua Seck Guan, Chief Executive Officer of CapitaLand Retail Limited, said, "The *Retail and Entertainment Zone* is expected to offer a distinctive dining and entertainment experience in the Buona Vista, Bukit Timah and Rochester Park areas. Set amidst a lush green environment, the *Retail and Entertainment Zone* of the Integrated Hub will accommodate exciting and new retail, dining and entertainment concepts, coupled with the top-class entertainment facilities at the Civic and Cultural Zone, to become the iconic and definitive lifestyle destination that caters to residents and people working in the vicinity of one-north and beyond. We will also draw on our experience and expertise in creating and managing Singapore's premier food and beverage, entertainment cum lifestyle riverfront precinct, Clarke Quay, to deliver an outstanding and unparalleled development in one-north."

Mr Pang Hoe Sang, Managing Director of Hexacon Construction Pte Ltd, said, "We are extremely delighted to be awarded the contract to build this iconic integrated development. The Integrated Hub's uniquely stunning design and environmentally friendly features makes it an exciting and challenging project to be undertaken. We are confident of delivering an excellent quality project within the target completion timeframe and look forward to working closely with the Rock Productions and CapitaLand Retail teams."

About the Integrated Hub, Vista Xchange, one-north

The Integrated Hub is strategically sited within Vista Xchange, which is one of the first three centres of excellence to be developed under JTC's one-north masterplan. Designated as a corporate and business service centre as well as a lifestyle and cultural hub of one-north, Vista Xchange is well supported by public transportation nodes such as the Buona Vista MRT station and a Circle Line MRT station which is currently under construction.

The *Civic and Cultural Zone*, which is owned and managed by Rock, is envisaged to become the new dynamic art, cultural, meeting, convention and exhibition centre in Singapore. A proposed 5,000-seat, state-of-the-art theatre will be the choice venue for touring concert productions, family entertainment and attractions, large-scale conferences, launches, as well as corporate and community events. Secondary performance and event spaces, such as the multi-purpose function hall and outdoor amphitheatre, will support the main goals of the upcoming art, cultural and convention centre, ensuring that the venue acts as a central hub catering to various cultural and convention groups. IMG Artists, the pre-eminent global performing arts management company, has been appointed to consult on and develop the strategies for the marketing and programming efforts for the *Civic and Cultural Zone*.

The *Retail and Entertainment Zone*, which is owned and managed by CapitaLand Retail, will comprise four levels: two above ground and two basement levels. It will take on a unique, open-concept with a spiral design that allows visitors to take a casual stroll along the gradually gradient spiral walkway to experience the full array of offerings on the various floors. The *Retail and Entertainment Zone* will be positioned as a vibrant retail, Food and Beverage ("F&B"), lifestyle, cum entertainment destination of choice for the one-north communities, residents in the one-north vicinity and beyond, successfully replicating the atmosphere at Clarke Quay, the premier riverfront F&B, lifestyle and entertainment precinct in Singapore owned and managed by CapitaLand Retail.

About Rock Productions Pte Ltd (www.rockproductions.com)

Owner and manager of the Rock Auditorium at Suntec City, a premier performance and lecture venue, the adjoining Rocks Gifts and Books Centre, as well as Marine Cove, the beach-front recreational and gastronomical establishment in the heart of East Coast Park, Rock Productions has been developing and managing integrated cultural, civic and commercial developments for more than eight years.

About CapitaLand Limited (www.capitaland.com)
CapitaLand is one of Asia's largest real estate companies. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Jointly Issued by:
Rock Productions Pte Ltd *(Co. Regn: 199804091D)*
CapitaLand Limited *(Co. Regn: 198900036N)*

Date: 15 September 2008

For enquiries on the *Civic and Cultural Zone*:

Eileen Pang (Ms)
Communications
Rock Productions Pte Ltd
HP: (65) 9763 5309
E-mail: eileen.pang@rockproductions.com

Mindy Coppin (Ms)
Senior Vice-President Director(Asia Pacific)
IMG Artists
HP: (65) 8181 0887
Email: mcoppin@imgartists.com

For enquiries on the *Retail and Entertainment Zone*:

Media Contact
Tong Ka-Pin (Ms)
Communications
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com

Analyst Contact
Harold Woo (Mr)
Investor Relations
DID: (65) 6823 3210
Email: harold.woo@capitaland.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Sep-2008 19:42:05
Announcement No.	00170

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Amendment to the Announcement on Lease of Premises in Capital Tower to CapitaLand Limited"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.Amendment.Annc.16Sep08.pdf Total size = **23K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

AMENDMENT TO THE ANNOUNCEMENT ON LEASE OF PREMISES IN CAPITAL TOWER TO CAPITALAND LIMITED

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**") refers to Announcement No. 00005 released on 4 September 2008 in respect of "Lease of Premises in Capital Tower to CapitaLand Limited".

In the announcement at the last line of para. 1.2 it was said that:

"The transactions entered into with CapitaLand and its associates after the EGM (excluding such transactions which were approved in the EGM) is S$1,069.13 million (which is 0.02% of the latest audited net tangibale assets of CCT)."

There are two errors in the statement. The statement should read as follows:

"The transactions entered into with CapitaLand and its associates after the EGM (excluding such transactions which were approved in the EGM) is S$0.45 million (which is 0.01% of the latest audited net tangibale assets of CCT)."

The errors are regretted and the Manager apologise for the inconvenience caused.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
16 September 2008

IMPORTANT NOTICE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES P1-S-0002L ISSUED UNDER CAPITALAND TREASURY LIMITED'S S$3 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following interest payment in respect of the S$120 Million Floating Rates Notes Due 2011 (the "Series P1-S-0002L Notes") issued under the S$3 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, CapitaLand Treasury Limited:

Principal Amount of Notes	:	S$120 Million
Interest Period	:	From 17 March 2008 to 17 September 2008
Interest Rate	:	1.86569% per annum
Interest Amount	:	S$2,351.28 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	:	17 September 2008
Paying Agent	:	Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Low Sai Choy
Company Secretary
17 September 2008

CapitaLand

17 September 2008
For Immediate Release

NEWS RELEASE

Management changes at CapitaLand Retail

Lim Beng Chee takes over as CEO of CapitaLand Retail and CapitaMall Trust while Wee Hui Kan assumes the CEO role at CapitaRetail China Trust

Singapore, 17 September 2008 – CapitaLand Limited announced today management changes in its retail business units with the present Deputy Chief Executive Officer of CapitaLand's retail business, Lim Beng Chee assuming the Chief Executive Officer (CEO) positions at CapitaLand Retail Limited (CRTL), which runs the Group's retail business, and at CapitaMall Trust Management Limited (CMTML), both with effect from 1 November 2008. Beng Chee's present role as CEO of CapitaRetail China Trust Management Limited (CRCTML) will be assumed by the current Deputy CEO of CRCTML, Wee Hui Kan, with effect from 1 October 2008. Pua Seck Guan has resigned to pursue his personal interests; he will, however, stay on until the end of October 2008 to effect a smooth transition to Beng Chee.

Lim Beng Chee has been with the CapitaLand Group since 1999. Together with a strong retail management team, Seck Guan and Beng Chee have been the key drivers in the growth of CapitaLand Retail into the leading Asia retail mall owner/manager today. Beng Chee has also been instrumental in the formation and growth of the two retail REITS, namely CMT and CRCT, and the various private equity retail funds. Beng Chee started his real estate career in DBS Land as an executive for property fund and investment, and after DBS Land's merger with Pidemco Land to form CapitaLand, he held various senior positions in investment, asset management and business development.

Wee Hui Kan is an experienced real estate manager. He joined the group in 1994 with DBS Land, and his track record includes 11 years of experience in China covering various roles in investment, asset management and real estate financial services. Prior to his appointment in CRCT, Hui Kan was Managing Director, Financial Services (China) for CapitaLand Financial after serving CapitaLand China Holdings as its General Manager, Business Development and subsequently General Manager, Beijing (Investment & Corporate Services).

Pua Seck Guan said, "My eight year stint in CapitaLand has been the most fulfilling period of my career. I enjoyed the strong support of my colleagues, directors and in particular Mr Hsuan Owyang and Mr Liew who entrusted me with the mission of building a strong retail platform in Asia. I am confident CapitaLand Retail will continue to expand and flourish under Beng Chee's leadership."

Liew Mun Leong, President and CEO, CapitaLand said, "Seck Guan had intended to pursue his own personal interests last year. However I convinced him to stay and complete certain projects. The Board and Management would like to record our appreciation to him for his contributions to the Group, and we wish him well in his future endeavors.

"Our retail business unit has expanded significantly to be the largest in Asia with over 115 malls under management. We have the management bench strength and organisation which will take advantage of the global economic uncertainties today to consolidate our successes in the retail business. I have full confidence that Beng Chee and Hui Kan, supported by a dedicated retail team, will lead our present retail business to even greater heights."

About CapitaLand's Retail Business Units

CapitaLand Retail Limited is the retail real estate business unit of the CapitaLand Group. With a portfolio of over 115 retail malls in Singapore, China, India, Japan and Malaysia comprising a total of over 56 million square feet of net lettable space, CapitaLand Retail is the leading retail mall owner and manager in Asia. CMTML (CapitaMall Trust Management Limited) and CRCTML (CapitaRetail China Trust Management Limited) are indirect wholly-owned subsidiaries of CapitaLand Limited and are the managers of CMT and CRCT respectively.

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by asset size and market capitalisation in Singapore. As at 30 June 2008, CMT Group's portfolio comprised a diverse list of over 2,100 leases with local and international retailers.

CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") listed on the Singapore Exchange Securities Trading Limited in December 2006. It was established with the objective of investing on a long-term basis in a diversified portfolio of income-producing used mainly for retail purposes real estate located primarily in the People's Republic of China ("China"), Hong Kong and Macau. The current portfolio of eight retail mall properties is located in five key cities in China.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of Asia's largest real estate companies. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 17 September 2008

Analyst contact:

Harold Woo, Investor Relations
Tel: +65 6823 3210
Email:harold.woo@capitaland.com

Media contact:

Basskaran Nair, Corporate Communications
Tel: +65 6823 3554
Email: basskaran.nair@capitaland.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Sep-2008 07:14:44
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides "CapitaLand in China" to be presented to investors on 18 and 19 September 2008 at UBS Property Conference in Hong Kong
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments	CL.slides.18Sep2008.pdf Total size = **1364K** (2048K size limit recommended)

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CapitaLand

CapitaLand In China



Sept 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand Group



CapitaLand Presentation *Sept 2008*

CapitaLand Group

- One of Asia's largest listed real estate company
- Presence spanning more than 120 cities in over 20 countries
- Our Business Focus:



Real Estate	Hospitality	Financial Services	REITs
• Real Estate Investment & Development Projects • Real Estate Services	• Serviced Residences	• Real Estate Financial Services	• Real Estate Investment Trusts

CapitaLand


Real Estate
Hospitality
Financial Svcs
Australia
Residential S'pore
China
Retail
Commercial
ILEC
Serviced Residences
Financial
59.3%
100%
100%
100%
100%
100%
100%**
100%
AUSTRALAND
CapitaLand Residential
CapitaLand
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC *
THE ASCOTT GROUP
CapitaLand Financial
29.5%
30.6%
46.8%
CapitaMall Trust
CapitaCommercial Trust
ASCOTT RESIDENCE TRUST
REIT & Fund Management
20.5%
19.9%
30.0%
CapitaRetail China Trust
QuillCapita Trust

CapitaLand Group comprises 7 listed Companies with total Market Capitalisation of S$21.2 billion (12 Sept 08)

Ⓛ *Other Listed Entities*   * *Integrated, Leisure, Entertainment & Conventions*
** *CL completed compulsory acquisition of The Ascott Group on 28 April 2008*

Our Strengths

- Strong Financials
- Business Model: Focus on Capital Productivity
- Balance: Multi-Geography, Multi-Sector
- Good Access to Capital Markets
- Stable Income Stream
- Disciplined Risk Management

Strong Financials

Balance Sheet Strength

Financial Position	1H 2008
Equity (S$ billion)	12.0
Cash (S$ billion)	3.4*
Net Debt (S$ billion)	8.2
Net Debt / Equity	0.68*
% Fixed Rate Debt	76%
Avg Debt Maturity (Yr)	4.35

* Presented figures above exclude the following recent recycled capital of S$2.9 billion (1George Street, Raffles City projects, Capital Tower Beijing, Citibank Menara and Somerset Orchard).
On a proforma basis, assuming these were completed on 30 June 2008 and all things being equal, the Group's Net Debt / Equity ratio would have been 0.43.

Business Model: Focus on Capital Productivity



Don't Land Bank
Land Purch.
Approvals
Construction
Leasing
Operating
Investment
Market Risk
Liquidity Risk
Completion Risk
Market Risk
Liquidity Risk
Market Risk
Liquidity
Market
Liquidity
Market
Liquidity
Market
Stabilized Assets
HIGHER VALUE ADDED
REAL ESTATE ASSET VALUE

Capital Efficient Structure



5 REITS: S$16 B (76% of AUM)
CAPITALAND
Residential Development
Commercial Assets
Development,
Warehousing,
Incubation,
Underwriting.
(Value Creation)
For Retail, Office,
Integrated Devts.
CMT
CCT
CRCT
Ascott
APG
Private Funds
Self Liquidating Assets
CMT
CCT
CRCT
ART
QCT
Purchaser of Stabilized Assets
PE Funds: S$5 B (24% of AUM)
17 Private Equity Funds
Sharing Risks

CapitaLand Presentation *Sept 2008*

Balance: Multi-Geography

Total Assets 1H'08 – S$27.1 billion



Europe
$1.3B, 5%
Asia/GCC**
$2.1B, 8%
China*
$7.4B, 27%
Australia
& NZ
$5.3B, 20%
Singapore
$10.9B, 40%

EBIT 1H'08 – S$1,286 million



Asia/GCC**
$50M, 4%
Europe
$35M. 3%
Australia
& NZ
$78M, 6%
China*
$533M, 41%
Singapore
$591M, 46%

** China including Macau & Hong Kong* *** Excludes Singapore & China*

Balance: Multi-Sector

Total Assets 1H'08 – S$27.1 billion


Others^
$7.9B, 29%
S'pore Residential
$1.9B, 7%
CapitaLand China*
$$4.5B, 17%
Financial
Svcs
$0.3B, 1%
Commercial
$4B, 15%
Ascott
$3.4B, 13%
Retail
$5B, 19%

EBIT 1H'08 – S$1,286 million


Others^
$89M, 7%
Financial Svcs
$42M, 3%
S'pore Residential
$100M, 8%
Ascott
$57M, 5%
Retail
$241M, 19%
CapitaLand China*
$439M, 34%
Commercial
$318M, 25%

^ Includes Cash, Australand and Corporate Office ** China including Macau & Hong Kong*

Good Access to Capital Markets

Debt Market

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil
CapitaMall Trust	
Medium Term Notes	S$150 mil
Convertible Bond	S$650 mil
CapitaCommercial Trust	
Convertible Bond	S$370 mil
2-Yr Committed Secured Loan	S$650 mil
Medium Term Notes	S$85 mil
Medium Term Notes	S$250 mil
CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

Raised
>S$5 billion
YTD

Private Equity and REITS


AUM of S$21.1b at 1H'08
GCC (1)
• Raffles City Bahrain Fund
Pan-Asian (3)
• Ascott Reit
•IP Property Fund
•CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
Singapore (2)
• CMT
• CCT
China (10)
- created 3 new funds
• CITIC CapitaLand Business Park Fund
• Raffles City China Fund
• CapitaLand China Development Fund II
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

Stable Income Stream

Strong Development Profits + Stable Fee Income



Investor
Development Profits
Developer
Fund Manager
DPU
Fund Mgmt / Acquisition Fee
Project Mgmt Fee
Financial Advisor
Advisory Fee
Asset Mgmt Fee
Manager
Property Mgmt Fee
Operator

CapitaLand

Disciplined Risk Management



Corporate Governance
CL Board
Audit Board Committee
Risk Board Committee
President & CEO
Council of CEOs
CFO
Independent reporting line
Risk Assessment Group (RAG)
Internal Audit
CapitaLand Residential
CapitaLand
CapitaLand Commercial
CapitaLand Retail
CapitaLand Financial
CapitaLand ILEC
THE ASCOTT

CapitaLand Presentation *Sept 2008*

Disciplined Risk Management

Proprietary Risk Model

Target Return = WACC + Risk Premiums

Matrix of over 70 target returns across all property sectors and countries



Other Project Specific Risks
Legal & Regulatory Risk
Operational Risk
Physical Real Estate Risk
Liquidity Risk
Risks included in Weighted Average Cost of Capital (WACC)
Risk Premiums
WACC

Disciplined Risk Management

Risk Adjusted Capital Allocation



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Europe
6%
7%
7%
12%
7%
6%
5%
5%
Australia & New Zealand
9%
11%
16%
19%
21%
21%
19%
20%
Singapore
Other Asia*
China
6%
7%
7%
9%
18%
23%
25%
27%
2001
2002
2003
2004
2005
2006
2007
1H2008

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

Much Stronger Company Than Before

	2000	1H2008
EBIT (1st Half Results)	S$364m	S$1,287m
Overseas EBIT Contribution	23% (S$173m)	54% (S$696m)
No. of Cities	33	>120
Listed REITS & RE Funds	1	20
Assets Under Management	S$265m	S$21b
No. of Retail Malls	7	115
Units of Serviced Residences	6,000	22,000
ROE	1.5%	15.0%
Cash	S$879m	S$3.4b
Net Debt / Equity	0.92x	0.68x
Interest Cover Ratio	1.8	3.2

CapitaLand

CapitaLand

China Market Overview

Healthy Fundamentals



CapitaLand Research

September 2008

China – The Economic Champion



Real GDP Growth (2003 - 2011)
Real GDP Growth (%)
14
12
10
8
6
4
2
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
11.9%
China
Asia
World
US
Europe
Forecast
2008 Growth Outlook
- Weaker export demand
- Investment still strong
- Robust consumption demand

Source: EIU & CapitaLand Research

CapitaLand

In PPP* terms, China will be the Largest Economy

Top 10 Largest World's Economy (At PPP)

Rank	2007	2020	
1	U.S. (USD 14 trillion)	China	▲
2	China (USD 7 trillion)	U.S.	▼
3	Japan (USD 4 trillion)	India	▲
4	India (USD 3 trillion)	Japan	▼
5	Germany	Germany	◀▶
6	United Kingdom	United Kingdom	◀▶
7	Russia	Russia	◀▶
8	France	France	◀▶
9	Italy	Brazil	▲
10	Brazil	Italy	▼

Source: CIA, EIU & CapitaLand Research

* PPP (Purchasing Power Parity)

CapitaLand

Healthy Private Consumption

Retail sales to grow at 13.5% p.a. (2006 – 2012)



CAGR: 13.5%
RMB trillions
12
10
8
6
4
2
-
2.9
3.4
4.2
4.8
5.5
6.4
7.2
8.2
9.2
10.2
2003 (a)
2004 (a)
2005 (a)
2006 (a)
2007 (a)
2008 (f)
2009 (f)
2010 (f)
2011 (f)
2012 (f)

Source: EIU & CapitaLand Research

CapitaLand

China – Strong FDI Destination



Actural FDI inflow, US$ billion (2007)
U.S.
UK
China
Russia
Singapore
Australia
India
UAE
Malaysia
Thailand
199.3
186.1
85.4
55.0
25.0
20.0
18.9
10.5
8.6
8.2
0.0
50.0
100.0
150.0
200.0
250.0



China's FDI Inflow
FDI Inflow (US$ billion)
0
20
40
60
80
100
120
EIU Forecast
Average 2008-12: US$92.4b
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: EIU & CapitaLand Research

CapitaLand

Fast Forward to the Future – China's Urbanization in 2025

350 million

will be added to China's urban population by 2025—more than the population of today's United States

1 billion

people who will live in China's cities by 2030

221

Chinese cities will have one million + people living in them—Europe has 35 today

Source: McKinsey & CapitaLand Research

Six New Megacities will Emerge by 2020 (> 10 million population)

<u>2005 Megacities</u>

- Beijing
- Shanghai

<u>2025 Megacities</u>

- Beijing
- Shanghai
- Tianjin
- Shenzhen
- Wuhan
- Chongqing
- Chengdu
- Guangzhou

Source: McKinsey & CapitaLand Research

CapitaLand

The Emergence of a Middle Class

2008: 40% Middle Class (200 million)

2015: 70% Middle Class (360 million)


Share of urban households by income class, %
Actual
Forecast[1]
100
90
80
70
60
50
40
30
20
10
0
1985
1990
1995
2000
2005
2010
2015
2020
2025
Emergence of lower-middle-class segment
Emergence of upper-middle-class segment
Upper middle class (40,001–100,000 renminbi)
Lower middle class (25,001–40,000 renminbi)
Poor (≤25,000 renminbi)
Mass affluent (100,001–200,000 renminbi)

Source: National Bureau of Statistics of China, McKinsey & CapitaLand Research

- Two distinct growth waves. The **first wave**, in 2010, will be the **<u>lower middle class</u>.**
- The **second wave** would be the **<u>upper middle class</u>**

Income Outgrows Housing Prices


Indices
Index
300
280
260
240
220
200
180
160
140
120
100
Average Selling Price/sqm
GDP per Capita
Income per Capita
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: JLL

Improving Housing Affordability


110
100
90
80
70
60
50
More affordable
Relative affordability
(Housing price relative to
household income, 1997=100)
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
1H 2008

Source: CEIC, Morgan Stanley Research

Nation-wide Demand & Supply – Equilibrium

Figure 15: Private residential housing—supply, demand and price



MM sqm
Rmb/sqm
800
700
600
500
400
300
200
100
0
3,500
3,000
2,500
2,000
1,500
1,000
500
1,509
1,605
1,790
1,854
1,857
1,948
2,017
2,092
2,197
2,608
2,937
3,132
3,665
3,788
95
96
97
98
99
00
01
02
03
04
05
06
07
08YTD
GFA completion (L)
GFA Sold (L)
Average price

Source: CEIC & JP Morgan

Government's Recent Positive Measures

- Government policies shift towards growth over inflation
  - 27bp cut in PBOC interest rate
  - CPF loan rate for home buyers cut by 18bp
  - Reserve Requirement Ratio of smaller banks reduced by 1% to 16.5%
- Intention to allow Insurance funds to invest in real estate

CapitaLand

CapitaLand China Holdings



CapitaLand's presence

⇨ Started in 1994, we now have over 4,300 staff over 40 Chinese cities.
(as at 28 May, 2008)

⇨ Total project development expenditures >S$ 9 billion
(as of 28 May, 2008)

27% of CL assets in China as at 2Q, 2008



Bohai
Economic Rim
Beijing
Central
China
Yangtze
River Delta
South Western
China
Zhengzhou
Shanghai
Chengdu
Pearl
River Delta
Guangzhou
CAPITALAND RESIDENTIAL
CAPITALAND COMMERCIAL
CAPITALAND RETAIL
CAPITALAND FINANCIAL
THE ASCOTT GROUP
CAPITALAND INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS

Residential

Balanced portfolio across regions



Others*
GFA 0.26m unsold
Yangtze River
Delta (Shanghai)
Total GFA 0.72m
Unsold GFA 0.23m
Bohai Economic
Rim
(Beijing)
GFA 0.56m unsold
Pearl River Delta
(Guangzhou) GFA
0.66m unsold
Southwest China
(Chengdu)
GFA 1.25m unsold
Central China
(Henan)
GFA 2.18m unsold

*Others: Lai Fung Holdings (20%)

Residential

Our Position

- **Just in time approach business model**
  - No land banking
- **Sufficient pipeline for next two years**
  - Current inventory: ~5m sqm GFA
  - Inventory net of sold units in coastal region ~1.44m sqm
- **Opportunity to replenish land bank**
  - Opportunities emerging at coastal cities

Central China Real Estate

建業地產
Central China Real Estate

Strong 1H2008 Performance

Revenue (locked-in 59% of target sales)



RMB MM
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,096.0
1,261.3
1,821.7
571.9
1,208.3
2005
2006
2007
1H2007
1H2008

Net Profit (forecast on track)



RMB MM
700
600
500
400
300
200
100
0
55.2
141.0
165.0
37.7
236.2
650.0
2005
2006
2007
1H2007
1H2008
2008

ASP (up 21.6% y-o-y)



RMB per sq.m.
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,089
3,173
3,045
3,359
3,703
2005
2006
1H2007
2007
1H2008
ASP

Gross Profit Ratio



40%
35%
30%
25%
20%
15%
10%
5%
0%
20.3%
26.1%
25.5%
28.2%
37.7%
2005
2006
1H2007
2007
1H2008
GP Ratio

建業地產
Central China Real Estate

Central China Real Estate

- **Leading residential property developer in Henan Province**
- **16 year track record** of developing mid- to high-end residential homes
- **Focused Provincial Strategy**
- **Strategic Investor: CapitaLand** holds 27.1%
- **Plan GFA:** GFA 7.8m sqm
  - 1.3m sqm under development
  - 4.7m sqm for future development
  - 1.8m sqm land use rights pending
- **Net debt to equity: 5.9%** as at June 30th, 2008
- **Successful Product Series:** The "Forest Peninsula" and "Green Garden"





CapitaLand

Retail

Footprint in China to expand to >70 malls

Forged Strategic Partnerships with:

SZITIC
Jointly develop and manage Wal-Mart anchored malls; ROFR to acquire 70% of these malls up to the Year 2010

Beijing Hualian Group
ROFR to acquire BHG anchored malls

Vanke Group
Jointly develop and CRTL to acquire retail assets located in Vanke's townships



Ha'erbin
Huhehaote
Shenyang
Beijing
Tianjin
Dalian
Zibo
Weifang
Laiwu
Anyang
Tai'an
Rizhao
Ningxia
Lanzhou
Xinxiang
Zhengzhou
Yangzhou
Xi'an
Kunshan
Hefei
Shanghai
Mianyang
Chengdu
Deyang
Ma'an'shan
Wuhan
Wuhu
Yibin
Changsha
Chongqing
Zhuzhou
Nanchang
Yiyang
Hengyang
Quanzhou
Zhangzhou
Zhaoqing
Foshan
Guangzhou
Huizhou
Zhanjiang
Dongguan
Maoming
Jiangmen
Shenzhen

Number of operational malls : **25**

Target opening in 2008 : **7**

Target opening in 2009 : **17**

Information as at 30 June 2008

CapitaLand

Retail - Structure

CapitaRetail China Development Fund I & II (~US$1.2bil of committed equity raised) | CapitaRetail China Incubator Fund (US$425mil of committed equity raised) | CapitaLand Retail Limited | CRCT

Status	Asset Value (S$)	Funds Exposure (S$)	Gross Rentable Area (sqm)	Total No. of Malls
Approval obtained from Chinese Authorities	4.1 billion	3.4 billion	2.5 million	45
Pending approval from Chinese Authorities	3.9 billion	2.5 billion	1.0 million	10
Total Committed	8.0 billion	5.9 billion	3.5 million	55
Under MOUs	-	-	-	18
Total	8.0 billion	5.9 billion	3.5 million	73

Information as at 22 February 2008

CRCT enjoys rights of first refusal to a proprietary and secured pipeline of assets held by CapitaLand-sponsored funds and CapitaLand Retail

As at 30 June 2008 -
Number of operational malls : 25
Target opening in 2008 : 7
Target opening in 2009 : 17

CapitaLand

82 - 4507

Commercial

Locking in Values

Capital Tower Beijing

- Divestment profit of S$163m
- Net cash inflow of S$498m



4 Raffles City Projects

- Divestment profit of S$183m
- Net cash inflow of S$1,149m



Commercial

Pipeline of more than 1,220,000 sqm

Projects	Location	Completion Time	GFA (sqm)
Raffles City Shanghai*	**Huangpu District, SH**	**Dec 2003**	**133,000**
Raffles City Beijing	Dongcheng District, BJ	2008	97,665
Raffles City Chengdu	South Renmin Road, CD	2010	195,431
Raffles City Hangzhou	Qianjiang New Town, HZ	2011	283,568
Capital Plaza	Jiangbei District, NB	2010	97,941
Daning Project	Zhabei District, SH	2009	71,086
Wenjiang 110	Wenjiang District, CD	TBC	73,647
Floraland Phase II	Wenjiang District, CD	2014	402,103
Total projects			**1,354,441**

* Completed project





CapitaLand

Funds – 3 Residential China Funds

Committed Equity of S$966m

- CapitaLand China Residential Fund : S$83m
- CapitaLand China Development Fund : S$547m
- CapitaLand China Development Fund II : S$336m


Diversified Presence
Beijing
Bohai Economic Rim
Central China
Yangtze River Delta
South Western China
Zhengzhou
Shanghai
Chengdu
Guangzhou
Pearl River Delta

CapitaLand Presentation *Sept 2008*

CapitaLand

Funds – 4 Retail China Funds

3 Retail Funds & 1 REIT : S$3.5 Billion

- CapitaRetail China Trust : S$1,156m
- CapitaRetail China Development Fund : S$821m
- CapitaRetail China Development Fund II : S$900m
- CapitaRetail Incubator Fund : S$581m


Changsha, Hunan


Jiangbin Mall, Quanzhou


Danshui Mall, Huizhou

Funds - Raffles City China Fund

4 Raffles City Projects in Gateway Cities

- CapitaLand's first integrated development private equity fund in China
  - — Invest in prime mixed-use commercial properties in key gateway cities
- Successfully raised US$1.0 billion
- Largest fund originated and managed by CapitaLand
- 4 seed assets from CapitaLand (total consideration: US$841 million)


Raffles City Shanghai


Raffles City Beijing


Raffles City Chengdu


Raffles City Hangzhou

CapitaLand

Funds – 1st RMB Commercial Fund

Tap On Domestic Liquidity

- **CITIC CapitaLand Business Park Fund (CCBPF): RMB500m**
  - Seed asset: CapitaLand's IBM China Centre, Beijing





Ascott – Major Player in China

- Largest international serviced residence owner-operator
- Operate 25 properties with more than 4,400 units in China
- Portfolio spans 12 cities across China

2010 Target
10,000 units in China



Central/ West China
Bohai Economic Rim
Yangtze River Delta
Pearl River Delta
Shenyang
Beijing
Tianjin
Dalian
Qingdao
Xi'an
Chengdu
Wuhan
Chongqing
Nanjing
Wuxi
Suzhou
Shanghai
Hangzhou
Ningbo
Guangzhou
Shenzhen
Macau
Hong Kong

- Cities with an Ascott presence
- New cities Ascott expects to expand into





ASCOTT THE RESIDENCE

SOMERSET SERVICED RESIDENCES

Citadines APART'HOTEL

Going Forward



Going Forward

- China's fundamentals remain strong
  - High GDP growth and strong FDI
  - High urbanization
  - Growing middle class and healthy housing affordability
- Positioned to tap on market dislocation
  - Strong financial standing of the Group
  - Limited unsold GFA
  - To seek opportunities at coastal cities
- Strong on-the-ground execution capability
  - Management bench strength
  - Track record of delivering quality product on time and within budget

Thank You



CapitaLand Presentation *Sept 2008*

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Sep-2008 07:19:34
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides "Balanced Portfolio, Focused Business" to be presented to investors on 22 and 23 September 2008 at CLSA Investors' Forum in Hong Kong
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments	CL.Slides.CLSA.22Sep08.pdf Total size = **1137K** (2048K size limit recommended)

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CapitaLand

Balanced Portfolio, Focused Business



Sept 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.



Real Estate
Hospitality
Financial Svcs
Australia
Residential S'pore
China
Retail
Commercial
ILEC
Serviced Residences
Financial
59.3%
100%
100%
100%
100%
100%
100%**
100%
AUSTRALAND
CapitaLand
CapitaLand
CapitaLand
CapitaLand
CapitaLand
THE ASCOTT
CapitaLand
29.5%
30.6%
46.8%
CapitaMall Trust
CapitaCommercial Trust
ASCOTT
REIT & Fund Management
20.5%
19.9%
30.0%
CapitaRetail
QuillCapita Trust

CapitaLand Group comprises 7 listed Companies with total Market Capitalisation of S$21.2 billion (12 Sept 08)

Ⓛ Other Listed Entities * Integrated, Leisure, Entertainment & Conventions

** CL completed compulsory acquisition of The Ascott Group on 28 April 2008

Content

- **Our Strengths**
  - — Strong Financials
  - — Business Model: Focus on Capital Productivity
  - — Balance: Multi-Geography, Multi-Sector
  - — Good Access to Capital Markets
  - — Stable Income Stream
  - — Disciplined Risk Management
- **Projects Under Development**
- **Strategy**

Our Strengths



CapitaLand

Strong Financials

Balance Sheet Strength

Financial Position	1H 2008
Equity (S$ billion)	12.0
Cash (S$ billion)	3.4*
Net Debt (S$ billion)	8.2
Net Debt / Equity	0.68*
% Fixed Rate Debt	76%
Avg Debt Maturity (Yr)	4.35

* Presented figures above exclude the following recent recycled capital of S$2.9 billion (1George Street, Raffles City projects, Capital Tower Beijing, Citibank Menara and Somerset Orchard).
On a proforma basis, assuming these were completed on 30 June 2008 and all things being equal, the Group's Net Debt / Equity ratio would have been 0.43

Strong Financials

5 Years Performance

(S$ million)	2003	2004	2005		
Revenue	3,650.9	3,179.1	3,845.6	3,147.7	3,792.7
EBIT	574.6	812.4	860.3	1,814.1	3,824.0
PATMI	102.6	305.7	750.5	1,012.7	2,759.3

Business Model Focuses on Capital Productivity


Don't Land Bank
Land Purch.
Approvals
Construction
Leasing
Operating
Investment
Market Risk
Liquidity Risk
Completion Risk
Market Risk
Liquidity Risk
Market Risk
Liquidity
Market
Liquidity
Market
Liquidity
Market
Stabilized Assets
HIGHER VALUE ADDED
REAL ESTATE ASSET VALUE

Capital Efficient Structure


CAPITALAND
Residential Development
Commercial Assets
Development,
Warehousing,
Incubation,
Underwriting.
(Value Creation)
For Retail, Office,
Integrated Devts.
CMT
CCT
CRCT
Ascott
APG
Private Funds
Self Liquidating Assets
5 REITS: S$16 B (76% of AUM)
CMT
CCT
CRCT
ART
QCT
Purchaser of Stabilized Assets
PE Funds: S$5 B (24% of AUM)
17 Private Equity Funds
Sharing Risks

CapitaLand Presentation *Sept 2008*

Capital Recycling

Divested Over S$9 billion

Divestments Past 2 Years

Assets	Date	Divestments S$mil	Assets	Date	Divestments S$mil
Raffles City S'pore	Sept 06	2,085	AIG Tower (HK)	Sept 07	355
CRCT listing	Dec06	218	Chevron House	Sept 07	366
Samsung Hub	Feb07	153	Hitachi Tower	Jan 08	403
Ascott Hotel Asia	Feb07	140	Xizhimen	Mar 08	341
8 Shenton Way	Mar07	1,039	1 George Street	Jul 08	1,165
Capital Retail S'pore	April07	710	Raffles City China Assets	Aug 08	1,149
Bahrain Fund	May07	197	Menara Citi Bank (KL)	Aug 08	75
Raffles Hospital	Jun07	67	Capital Tower Beijing	Sept 08	498
Wilkie Edge	Jul07	183	Somerset Orchard	Sept 08	100








CapitaLand

Recycling Capital

Invested Over S$4 billion

Investments Past 2 Years

Assets	Date	Attributable Amt S$mil	Assets	Date	Attributable Amt S$mil
Silver Tower	Sept 06	161	Farrer Court site	Jun 07	469
Foshan sites	Oct 06	192	Malaysian Retail Malls	Aug 07	527
Central China stake	Oct 06	220	Zhabei site	Aug 07	119
Raffles City Chengdu	Nov 06	173	Vista Exchange	Sept 07	380
Vietnam site	Dec 06	21	Raffles City Hangzhou	Oct07	202
Chengdu site	Dec 06	25	Chengdu site	Oct 07	68
Chengdu site	May 07	233	Ascott privatization	Dec07	990
Capitala (Abu Dhabi)	Jun 07	238	JV: Prestige & AIPL	Feb08	n.a.
Char Yong site	Jun 07	210	Navi Mumbai	Apr08	38






CapitaLand

Balance: Multi-Geography

Total Assets 1H'08 – S$27.1 billion


Europe
$1.3B, 5%
Asia/GCC**
$2.1B, 8%
China*
$7.4B, 27%
Australia
& NZ
$5.3B, 20%
Singapore
$10.9B, 40%

EBIT 1H'08 – S$1,286 million


Asia/GCC**
$50M, 4%
Europe
$35M. 3%
Australia
& NZ
$78M, 6%
China*
$533M, 41%
Singapore
$591M, 46%

** China including Macau & Hong Kong   ** Excludes Singapore & China*

Balance: Multi-Sector

Total Assets 1H'08 – S$27.1 billion



Others^
$7.9B, 29%
S'pore Residential
$1.9B, 7%
CapitaLand China*
S$4.5B, 17%
Financial
Svcs
$0.3B, 1%
Commercial
$4B, 15%
Ascott
$3.4B, 13%
Retail
$5B, 19%

EBIT 1H'08 – S$1,286 million



Others^
$89M, 7%
Financial Svcs
$42M, 3%
S'pore Residential
$100M, 8%
Ascott
$57M, 5%
Retail
$241M, 19%
CapitaLand China*
$439M, 34%
Commercial
$318M, 25%

^ *Includes Cash, Australand and Corporate Office* * *China including Macau & Hong Kong*

Good Access to Capital Markets

Debt Market

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil
CapitaMall Trust	
Medium Term Notes	S$150 mil
Convertible Bond	S$650 mil
CapitaCommercial Trust	
Convertible Bond	S$370 mil
2-Yr Committed Secured Loan	S$650 mil
Medium Term Notes	S$85 mil
Medium Term Notes	S$250 mil
CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

Raised
>S$5 billion
YTD

Private Equity Funds

Capacity to Grow



S$Billion
20
15
10
5
0
17.7
21.1*
16.1
2007
1H2008
Private Funds
REITS



S$Billion
14
12
10
8
6
4
2
0
S$5 billion
S$6 billion
S$12 billion
Assets Under Management
Committed Capital^
Balance Investible

^ Undrawn committed capital available for draw down

*AUM as at 30 June 2008. Does not include CMT's acquisition of The Atrium@Orchard, CCT's acquisition of 1 George Street, CITIC CapitaLand Business Park Fund and Raffles City China Fund

Retail

Successfully Closed 2 New Private Funds

- CapitaRetail India Development Fund : S$880m
  - Platform for the development of 15 malls valued at S$2.12b
- CapitaRetail China Development Fund II : S$900m
  - 3rd China retail fund
- Total of 4 Retail Funds Managed: **S$3.2 Billion**



Forum Value Mall, Bangalore



Jiangbin Mall, Quanzhou



Danshui Mall, Huizhou

CapitaLand

Raffles City

Successfully Closed Raffles City China Fund

- CapitaLand's first integrated development private equity fund in China
  - — Invest in prime mixed-use commercial properties in key gateway cities
- Committed capital of US$1 billion
- Largest fund originated and managed by CapitaLand
- 4 seed assets from CapitaLand (total consideration: US$841 million)


Raffles City Shanghai


Raffles City Beijing


Raffles City Chengdu


Raffles City Hangzhou

Residential

Successfully Closed 3rd China Residential Fund

CapitaLand China Development Fund II : US$237m

- Co-invest with CapitaLand in residential development projects
- To increase residential pipeline in China
- First project : CapitaLand's Changping Xiangxili Project in Beijing
- Total of 3 Residential Development Fund: **S$967 million**

Expanding Presence



Beijing
Bohai
Economic Rim
Central
China
South Western
China
Zhengzhou
Shanghai
Yangtze
River Delta
Chengdu
Guangzhou
Pearl
River Delta

CapitaLand Presentation *Sept 2008*

CapitaLand

Commercial

1st RMB-denominated Real Estate Private Equity Fund

- **CITIC CapitaLand Business Park Fund (CCBPF): RMB500m**
  - — Pioneer fund to tap on domestic liquidity
  - — Seed asset: CapitaLand's IBM China Centre, Beijing





Full Spectrum



Private Equity and REITS
GCC (1)
• Raffles City Bahrain Fund
Pan-Asian (3)
• Ascott Reit
• IP Property Fund
• CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
Singapore (2)
• CMT
• CCT
China (10)
- created 3 new funds
• CITIC CapitaLand Business Park Fund
• Raffles City China Fund
• CapitaLand China Development Fund II
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

CapitaLand Presentation *Sept 2008*

CapitaLand

Stable Income Stream

Strong Development Profits + Stable Fee Income



Investor
Development Profits
Developer
Manager
Operator
Financial Advisor
Fund Manager
DPU
Fund Mgmt / Acquisition Fee
Project Mgmt Fee
Advisory Fee
Asset Mgmt Fee
Property Mgmt Fee

CapitaLand

Stable Income Stream: REITS

Strong Operating Performances

Comfortable Leverage

REITS	1H07 DPU Cents	1H08 DPU Cents	DPU Growth %	Debt/Assets Ratio %
CCT	4.23	⬆ 5.19	23	0.40*
CMT	6.12	⬆ 7.00	14	0.44**
CRCT	2.62[1]	⬆ 2.86[2]	9	0.30
ART	3.60	⬆ 4.52	26	0.35
QCT	3.06 sen	⬆ 3.55 sen	16	0.25

*After acquisition of 1 George Street
** After acquisition of Atrium@Orchard
Note : Taking into account the acquisition of Xizhimen Mall, Beijing by CapitaRetail China Trust on 5 February 2008.
1. For the period from 5 February 2007 to 30 June 2007
2. For the period from 5 February 2008 to 30 June 2008 (assuming S$0.9million is not retained in 2Q08)

PE Funds –Aggregate Look Through Gearing

15 Private Equity Funds

AUM ~ S$5 B or 24% of Total AUM (at at 30 June 2008)

- PE Funds constitute approximately ¼ of the Group's AUM
  - — Balance of AUM is under the listed REITs.
- Private Equity Fund Entity Level:
  - — In general no debt at fund entity, only at project level.
  - — Occasionally, at inception, an "equity bridge" may be put in place.
  - — These loans are predicated on un-drawn capital commitments.
  - — As capital is drawn, these loans must be repaid in accordance with bank terms that link availability to remaining un-drawn capital.

PE Funds – Aggregate Look Through Gearing

- Project Level:
  - — As a policy, discipline is imposed by requiring that loans that are arranged are on a non-recourse or limited recourse basis.
  - — Thus, size of loan is on the basis of the project value & feasibility.

- PE Funds "Look Through" Debt to Asset ratio as at 30 June 2008
  - — Gross Debt to Assets ratio was only ~ **0.24** including equity bridges
  - — This calculation takes (in respect of all the PE Funds) the aggregate of:
    - 100% of Gross Debt and 100% of Assets at Fund Projects level and…
    - adds any Gross Debt at the Fund Entity…
    - regardless of CL's share in the fund or the fund's share in the projects.
  - — Absolute Gross Debt stood at ~ S$1.6 billion
  - — Excluding equity bridges, the Gross D/A figure was only ~ **0.23**

3rd Party Funds

AUM up S$2b to S$21.1b since 1Q'08

5 REITS & 15 Private Equity Funds @ 1H 2008

On track to achieve AUM of S$25b in 3-5 years



S$Billion
30
25
20
15
10
5
0
3.1
6.0
8.5
14.3
17.7
21.1*
16.1
(76% of AUM)
2003
2004
2005
2006
2007
1H2008
Private Funds
REITS

*AUM as at 30 June 2008. Does not include the following:
- CMT's acquisition of The Atrium@Orchard (S$840m),
- CCT's acquisition of 1 George Street (S$1,165m),
- Raffles City China Fund (S$1,149m)
- CapitaLand China Development Fund II (US$237m)

CapitaLand

Disciplined Risk Management



Corporate Governance
CL Board
Audit Board Committee
Risk Board Committee
President & CEO
Council of CEOs
CFO
Independent reporting line
Risk Assessment Group (RAG)
Internal Audit
CapitaLand Residential
CapitaLand
CapitaLand Commercial
CapitaLand Retail
CapitaLand Financial
CapitaLand ILEC
THE ASCOTT

Disciplined Risk Management

Proprietary Risk Model

Target Return = WACC + Risk Premiums

Matrix of over 70 target returns across all property sectors and countries



Other Project Specific Risks
Legal & Regulatory Risk
Operational Risk
Physical Real Estate Risk
Liquidity Risk
Risks included in
Weighted Average Cost of Capital
(WACC)
Risk Premiums
WACC

CapitaLand Presentation *Sept 2008*

Disciplined Risk Management

Risk Adjusted Capital Allocation



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Europe
6%
7%
7%
12%
7%
6%
5%
5%
Australia & New Zealand
9%
11%
16%
19%
21%
21%
19%
20%
Singapore
Other Asia*
China
6%
7%
7%
9%
18%
23%
25%
27%
2001
2002
2003
2004
2005
2006
2007
1H2008

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

Much Stronger Company Than Before

	2000	1H2008
EBIT (1st Half Results)	S$364m	S$1,287m
Overseas EBIT Contribution	23% (S$173m)	54% (S$696m)
No. of Cities	33	>120
Listed REITS & RE Funds	1	20
Assets Under Management	S$265m	S$21b
No. of Retail Malls	7	115
Units of Serviced Residences	6,000	22,000
ROE	1.5%	15.0%
Cash	S$879m	S$3.4b
Net Debt / Equity	0.92x	0.68x
Interest Cover Ratio	1.8	3.2

CapitaLand

Projects Under Development



CapitaLand Residential Singapore

Iconic Residential Development at Farrer Road

- **Financing:** Secured S$1.996 billion financing, largest syndicated residential property development loan in Singapore
- **Project:** CapitaLand-led consortium to build a 36-storey condo project with ~1,500 homes on the 838,488 sqft site (gross plot ratio of 2.8)
- **Location:** Prime residential district, MRT at doorstep and proximity to good schools
- **Design:** by world renowned Pritzker Architecture Prize winner, Zaha Hadid





CapitaLand China Holdings

Balanced portfolio across regions

Pipeline of 5.1m sqm of unsold GFA



La Capitale
The Pines
Beaufort
Summit Res Ningbo
Guangnan Project
Parc Tresor
I-World Hangzhou
Forest Peninsular
Green Garden
Luff Egret
The Loft, Chengdu
Beijing
Chengdu
Henan
Shanghai
Pearl River Delta
The Riviera
Beau Residences
La Cite

CapitaLand

Residential - Unsold GFA (5.1m sqm)

Opportunity to Acquire Sites in Coastal Cities


Others*
GFA 0.3m unsold
Yangtze River
Delta (Shanghai)
GFA 0.2m
unsold
Central China
(Henan)
GFA 2.2m unsold
Bohai Economic
Rim
(Beijing)
GFA 0.6m unsold
Southwest China
(Chengdu)
GFA 1.2m unsold
Pearl River Delta
(Guangzhou)
GFA 0.7m
unsold

*Lai Fung Holdings (20%)

CapitaLand Commercial

Expanding in Growth Markets

- **Indian Expansion**
  - — Orchard Residency: 590 unit residential project in Mumbai with Runwal Group
  - — IT Park & Grade A office building: Partnership with Arcapita to develop 2.9m sqft of space in Mumbai

- **Growing footprint in Vietnam**
  - — 5 residential projects
  - — Total pipeline of 4,200 homes
  - — Started construction of The Vista
  - — Seek opportunities to grow the portfolio

Navi Mumbai


INDIA
PAKISTAN
PUTTAPARTHI

Ho Chi Minh City


LAOS
THAILAND
VIETNAM

CapitaLand Retail

Extensive Retail Footprint in Asia



China
India
Japan
Malaysia
Singapore
Ha'er'bin
Hokkaido
Huhehaote
Shenyang
Beijing
Tianjin
Dalian
Lanzhou
Xi'an
Anyang
Laiwu, Rizhao,
Weifang, Zibo, Tai'an
Kobe
Tokyo
Osaka
Xinxiang
Zhengzhou
Yangzhou
Hefei
Mianyang
Chengdu
Deyang
Ma'an'shan
Kunshan
Wuhu
Shanghai
Yibin
Chongqing
Wuhan
Yiyang
Nanchang
Zhuzhou
Changsha
Hengyang
Huizhou
Quanzhou
Zhaoqing
Guangzhou
Zhangzhou
Maoming
Foshan, Shenzhen, Jiangmen
Zhanjiang
Dongguan
Amritsar
Jalandhar
Khanna
Jaipur
Gwalior
Udaipur
Veranasi
Nagpur
Hyderabad
Bangalore
Mangalore
Chennai
Mysore
Cochin
Penang
Selangor
Kuala Lumpur

1. Includes 18 malls under Memorandum of Understandings signed with a few Chinese parties in various provinces/cities in China (CapitaLand Press Release dated 15 January 2007)

No. 1 retail mall owner/ manager in Singapore

The Group owns / manages over 115 retail malls measuring approximately 56 million sq ft

Portfolio of more than 115[1] retail malls measuring over 56 million square feet

Countries	No. of Malls
Singapore	18
China	> 72[1]
Japan	7
India	15
Malaysia	3
Total	> 115

CapitaLand

CapitaLand Retail

Pipeline Expanding

- **Singapore**
  - — ION Orchard on track to open in Spring 2009
    - >50% committed leases comprising mainly of new-to-market brands, concept stores and flagships
  - — Civic/Cultural & Retail/Entertainment Hub at Vista Exchange, one-north to commence construction in 4th Quarter 2008
- **China**
  - — 7 malls to open by end 2008, totaling 32 operational malls
- **India**
  - — First 2 malls expected to open by 2Q-4Q 2009
    - Forum Value Mall, Bangalore (JV with Prestige)
    - The Celebration Mall, Udaipur (JV with AIPL)


ION
ION Orchard, Singapore


Saihan Mall, Huhehaote, China


Forum Value Mall, Bangalore, India

Ascott

Assets Reconstitution

Monetized S$138 million of Portfolio in 1H 2008

Assets Monetized		Investment Commitment	
Portofino, Singapore	3rd Party buyer	Australia	Citadines Melbourne on Bourke
Ipjora Land & Wisma Matex*, Malaysia	3rd Party buyer	India	Citadines Ahmedabad Parimal Garden
Ascott Mayfair #, UK	3rd Party buyer	United Kingdom	Citadines London Holborn–Covent Garden
Somerset Garden City Shenzhen, China	Ascott China Fund	Japan	Fukuoka Island City

* Non-core assets
# Deferred gains

ASCOTT THE RESIDENCE

SOMERSET SERVICED RESIDENCES

Citadines APART'HOTEL

Ascott

Properties Opening in Next 12 Months

10 Properties in 6 Countries		
Singapore	Ascott Raffles Place	146
	Citadines Mt. Sophia	154
China	Somerset Youyi, Tianjin	250
India	Somerset Greenways, Chennai	210
Japan	Citadines Shinjuku, Tokyo	160
Thailand, Bangkok	Somerset Amar Garden	144
	Somerset Thonglor	262
	Citadines Sukhumvit 23	138
	Citadines Sukhumvit 11	127
Georgia	Citadines Tbilisi Freedom Square	65
Total Units		**1,656**

To meet strong demand in key markets of China, India, Singapore and Thailand

CapitaLand

GCC

Raffles City Bahrain: Overwhelming Response

Raffles City Bahrain received overwhelming buyer interest

- 80% of residential units released in Tower 2 private sales were booked
- Sale prices 30% above other high-quality residential apartments
- Tapping on increasing demand for premium quality properties in the GCC





GCC

Satisfying Pent-up Demand

Capitala: 49/51 JV with Mubadala in Abu Dhabi

- "Arzanah", maiden flagship integrated mixed-use project
  - — Estimated 9,000 residential homes
- Phase 1A, "Rihan Heights" (854 units & 14 villas)
  - — Launched on 11 Sept 08
- Shortage of 74,000 residential units in Abu Dhabi (~2 yrs of pent-up demand)


Arzanah, Abu Dhabi


Arzanah Phase 1A

CapitaLand

Strategy



Industry Challenges / CapitaLand's Opportunities

- **Global Credit Crunch persists**
  - Yield spreads increased
  - Rising cost of funds
  - Flight to quality by lenders
- **Global economic growth slowing**
  - USA and Europe stagnating
  - High Inflation affecting developing countries
- **Weak market sentiment**
  - Fundamentals of Asian economies relatively stronger
  - But consumer confidence dampened
  - Timing of recovery unclear

Today's Reality vs Tomorrow's Opportunities

- **Balance: Multi Geography and Multi Sector presence**
  - —More than 120 cities in over 20 countries
  - —Residential, Retail, Commercial and Serviced Residences
- **Stable Income from REITs and Fund Management Fee**
  - —DPU revenue from REITs
  - —Fee income from AUM and advisory
- **Strong financials + Diverse access to funds = Financial Flexibility**
  - —Good access to funding
  - —Strong liquidity: cash reserves of S$3.4b & D/E of 0.68x
  - —Positioned to invest for growth as opportunities arises
- **Management bench strength**
  - —Proven track record of execution and delivery

Growing Our Real Estate Franchise



Extend Market Leadership
One of Asia's LARGEST Real Estate Company
LEADING Foreign Real Estate Developer In China
LARGEST Retail Mall Owner/ Manager In Asia
LARGEST International Serviced Residence Owner-Operator
LEADING Asia-Based RE Fund & REIT Manager
Enlarge Geographical Footprint
More Than 120 Cities in Over 20 Countries
Leverage on Winning Competencies
Complete Real Estate Value Chain
Seize Opportunities
Asian Growth
Strategic Partnerships
Distressed Assets

CapitaLand

Thank You



Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chool Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Sep-2008 15:30:53
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - "Capitala awards AED 1.9 billion main construction contract for Rihan Heights"
Description	The attached news release issued by Capitala, the joint venture real estate company between Mubadala Development Company and CapitaLand Limited, is for information.
Attachments	Capitala.NewsRelease.23Sep08.pdf Total size = **59K** (2048K size limit recommended)

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23 September 2008
For Immediate Distribution

Capitala Awards AED 1.9 Billion Main Construction Contract for Rihan Heights

Joint Venture Sunway Construction Sdn Bhd and Silver Coast Construction & Boring Est Appointed

Abu Dhabi, 23 September 2008 - Capitala, the Abu Dhabi-based strategic master planner and developer, today announced that it has awarded the main construction contract for Rihan Heights, the first phase of its US$5-6 billion flagship project, Arzanah.

Strategically located at the gateway point on Abu Dhabi island, Arzanah is the 1.4 million square metre fully integrated, mixed use development surrounding Zayed Stadium. Arzanah offers a unique blend of quality residential properties with leisure, sports and retail amenities that focuses on promoting an active urban lifestyle for its residents and the community at large.

Rihan Heights consists of five residential towers with 854 apartments and 14 exclusive villas. Enabling works have already commenced with piling completed a month ahead of schedule. This 25-month main construction contract covers all other construction activities as well as associated mechanical, electrical and plumbing works (MEP).

The contract, valued at around AED 1.9 billion (approximately US$500 million), was awarded to the joint venture partnership between Sunway Construction Sdn Bhd (SunCon), part of the international Sunway Group, a leading multi-disciplinary conglomerate headquartered in Malaysia, and Silver Coast Construction & Boring Est, a leading Abu Dhabi-based contractor. The construction contract cost of AED 1.9 billion is within budget and forms part of the estimated total development cost of Arzanah of US$5-6 billion, which was announced earlier.

Mr Wong Heang Fine, Active Chief Executive Officer of Capitala, commented: "We congratulate this joint venture between Sunway Construction of Malaysia and Abu Dhabi-based Silver Coast Construction & Boring Est on their successful bid. We look forward to working closely with them over the next two years."

He added: "This is a key milestone for both Capitala and our major project, Arzanah. We have achieved a significant advantage with the completion of our enabling works ahead of schedule and main construction works are due to commence this coming November. We are on target to complete Rihan Heights and start the gradual hand over of residences to our buyers in the first quarter of 2011."

Rihan Heights Facts & Figures:

Land Size: Approximately 38,000 square metres

Built Up Area: 220,000 square metres

Five Towers – with a total of 854 units

14 Villas

Architect: SMC Alsop

Completion Date: 1Q 2011

Arzanah Masterplan Facts & Figures:

Site Area:	1.4 million square metres
Master planner:	Sasaki Associates and SMC Alsop
Estimated Number of Residences:	9,000
Projected Number of Residents:	18,000

ENDS

About Arzanah
Arzanah is a 1.4 million square metre fully integrated, mixed use development surrounding Zayed Stadium, offering a unique blend of quality residential properties with leisure, sports and retail amenities, that have been designed by some of the world's finest designers, architects and engineers.

Its prime location on Abu Dhabi island in the Grand Mosque District, is just minutes away from Abu Dhabi city centre, the Abu Dhabi International Exhibition Centre and the Central Business District. Arzanah is easily accessible due to its connection to a comprehensive road network and will be a main gateway along the future planned high speed metro system.

With manicured gardens, a canal and a natural pristine beach, the undulating topography of Arzanah will create a new landscape in the city of Abu Dhabi. Facilities include an exclusive club, a two kilometre stretch of private beach, a picturesque canal flowing through the development, communal gardens and extensive walking and cycling trails.

Two iconic land bridges will connect the main vicinity to a prime two kilometre stretch of natural beachfront, fringed by exclusive luxury apartments, a vibrant boardwalk and beach club.

Residents and visitors will also be able to enjoy a high street shopping experience in a unique open-air climate controlled environment. There will also be a school offering an internationally recognised, high quality accredited education.

In addition to the Zayed Stadium, other sports facilities for residents include the ATP-standard Abu Dhabi International Tennis Complex, the 40-lane world-class Khalifa International Bowling Centre, the Abu Dhabi Ice Rink and a state-of-the-art Aquatic Centre. Arzanah will also be home to the Mubadala-owned Abu Dhabi Knee & Sports Medicine Centre, the first healthcare facility in the Middle East to specialise in the diagnosis and treatment of patients with knee and sports-related injuries.

About Capitala

Capitala is an Abu Dhabi-based strategic real estate master planner and developer committed to designing, building, managing and maintaining world-class, integrated communities in the Capital city.

Established in 2008, Capitala is a strategic joint venture company between Mubadala, a leading business development and investment company in Abu Dhabi, the majority shareholder with a 51% stake and CapitaLand, one of Asia's largest real estate companies, holder of the remaining 49% stake.

Capitala will build and deliver innovative, sustainable mixed-use developments and is dedicated to setting the highest standards for community development and leading urban design and to continually meet and exceed the expectations of residents, visitors, owners and investors.

For further information please visit: www.capitala.ae

For Capitala-related media queries please call:

GCC region
Mirna Hijazi
Tel: +9712 41 21 101
Email: mirna.hijazi@capitala.ae

For CapitaLand-related media queries please call:

Singapore
Julie Ong
Tel: +65-97340122
Email: julie.ong@capitaland.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF DIVESTMENT OF CAPITAL TOWER, BEIJING

Further to its announcement made on 3 September 2008, CapitaLand Limited ("CapitaLand") wishes to announce that it has today completed the divestment of its entire equity interest in Capital Tower, Beijing (the "Completion").

Following the Completion, Hua Lei Holdings Pte. Ltd. and Beijing Xinjincheng Real Estate Management Co., Ltd. have ceased to be indirect wholly-owned subsidiaries of CapitaLand.

By Order of the Board

Low Sai Choy
Company Secretary
25 September 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Sep-2008 08:14:43
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Response to media and analyst queries
Description	Arising from media and analyst queries on its industrial and logistics strategy, CapitaLand Limited would like to state that upon review, it has decided that in view of the continuing global financial uncertainties, it would put its industrial and logistics strategy on hold and focus on new opportunities in its existing businesses. CapitaLand Limited will review its industrial and logistics strategy again at the appropriate time.
Attachments	Total size = **0** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Sep-2008 07:40:48
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Proposed acquisition of Phase 2 of Xizhimen Mall"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments	CRCT.NewsRelease.29Sep08.pdf CRCT.Annc.29Sep08.pdf Total size = **290K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

PROPOSED ACQUISITION OF PHASE 2 OF XIZHIMEN MALL

1. INTRODUCTION

CapitaRetail China Trust Management Limited (the "**Manager**"), as manager of CapitaRetail China Trust ("**CRCT**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT (the "**Trustee**"), has on 28 September 2008 through CRCT's wholly-owned subsidiary CapitaRetail Beijing Xizhimen Real Estate Co., Ltd. ("**CapitaRetail Xizhimen**") entered into a conditional sale and purchase agreement (the "**Sale and Purchase Agreement**") with Beijing Finance Street Construction Development Co., Ltd. (the "**Vendor**") for the acquisition (the "**Acquisition**") of Phase 2 of Xizhimen Mall which comprises an extension of the current basement 1 of Xizhimen Mall ("**Phase 2**").

CRCT had earlier acquired Phase 1 of Xizhimen Mall on 5 February 2008 when it acquired the entire share capital of CapitaRetail China Investments (B) Beta Pte Ltd ("**CRCI Beta**").

The Manager is making this announcement because the Acquisition would constitute a discloseable transaction under Chapter 10 of the Listing Manual of Singapore Exchange Securities Trading Limited (the "**SGX-ST**").

2. INFORMATION ON XIZHIMEN MALL (INCLUDING PHASE 2)

Xizhimen Mall is a one-stop shopping, dining and entertainment destination comprising seven storeys of multi-tenanted retail outlets, with a basement level and six storeys above ground. Xizhimen Mall is located at Xizhimen, in Xicheng district, just outside the boundary of Beijing's west second ring road. Xizhimen Mall is part of Xihuan Plaza, an iconic integrated mixed-use development which includes three office towers and a commercial block.

Xizhimen Mall is situated at one of Beijing's two key inter-modal multi-level public transportation hubs (the other being Dongzhimen), with a confluence of mass rapid transit ("**MRT**") and light rail transit ("**LRT**") lines, national railway(s) and major bus routes. Xizhimen transportation hub is served by the existing MRT Line 2, LRT Line 13, the Beijing

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

North National Railway Station and the upcoming MRT Line 4. A new bus interchange will also be built across from Xizhimen Mall.

Phase 2 is an extension of the current basement 1 of Xizhimen Mall, which would provide direct pedestrian connectivity to the adjacent MRT station and future railway station.

Assuming 100% committed occupancy and current average rental rates commanded at the basement level of Xizhimen Mall, Phase 2 is expected to achieve a net property income yield of 9.1%. The Acquisition is expected to be yield accretive to holders of units in CRCT (**"Units"**, and holders of Units, **"Unitholders"**) when compared to CRCT's implied net property income yield of approximately 8.8%[1], based on CRCT's closing Unit price of S$0.725 as at 26 September 2008.

The details of Xizhimen Mall, Phase 2 are set out in the table below.

Xizhimen Mall, Phase 2 No.1, Xizhimenwai Avenue, Xicheng District, Beijing, PRC	
Year of Completion of Construction	June 2008
Year of expiry of land use right	2044
Location level in Xizhimen Mall	Basement level one
Gross Rentable Area (sq m)	9,217
Estimated Net Lettable Area (sq m)	6,645
Net Lettable Area Efficiency	72%

The Manager has commissioned CB Richard Ellis (Pte) Ltd, an independent valuer (the **"Independent Valuer"**), to value Phase 2. The Independent Valuer has on 25 September 2008 valued Phase 2 at RMB219 million (S$43.9 million)[2] by using the Capitalisation Approach and Discounted Cash Flow Analysis methods.

3. PRINCIPAL TERMS OF THE SALE AND PURCHASE AGREEMENT

As mentioned in CRCT's circular dated 14 November 2007, an agreement to purchase

1 The "implied net property income yield" is calculated as the net property income of CRCT's existing portfolio for the forecast year 2008 (as set out in the offer information statement dated 25 January 2008 and based on the assumptions set out therein) over the value imputed to the portfolio by investors in CRCT, as reflected by the price at which the Units are currently trading on the SGX-ST.

2 Based on an exchange rate of S$1.00 to RMB4.9935. Unless otherwise indicated, the exchange rate between Singapore dollar and RMB in this announcement will be based on the above mentioned exchange rate.

Phase 2 (subject to certain conditions being fulfilled) had earlier been entered into between CRCI Beta and the Vendor (the "**Agreement to Purchase**").

Pursuant to the Agreement to Purchase, the Trustee, through CapitaRetail Xizhimen, and the Vendor has entered into the Sale and Purchase Agreement and its principal terms of are set out below.

The purchase consideration of Phase 2 is RMB163.5 million (S$32.7 million) ("**Purchase Consideration**") and was arrived at on a willing-buyer and willing-seller basis. The Purchase Consideration will be paid progressively in phases. Except for sums customarily withheld in relation to the warranties in the Sale and Purchase Agreement, the Purchase Consideration is expected to be fully paid by the completion of the Acquisition, which is expected to take place no later than 31 March 2009.

4. ESTIMATED ACQUISITION COSTS

The total acquisition cost for the Acquisition is approximately RMB195.0 million (S$39.0 million), which comprises:

(i) the Purchase Consideration of RMB163.5 million (S$32.7 million); and

(ii) capital expenditure, statutory and transaction fees and expenses (including acquisition fee and professional fee and expenses) of approximately S$6.3 million incurred by CRCT or to be incurred by CRCT in connection with the Acquisition.

5. RATIONALE FOR THE ACQUISITION

The Manager believes that the Acquisition will bring the following key benefits to Unitholders:

5.1 The Proposed Acquisition is consistent with the Manager's Investment and Acquisition Growth Strategy

The Acquisition is in line with the Manager's principal investment strategy and will increase CRCT's total asset value as at 30 June 2008 from S$1,156 million to S$1,195 million.

5.2 Competitive Strengths of Xizhimen Mall

The competitive strengths of Xizhimen Mall are as follows:

(i) Phase 2 will complement CRCT's existing investment in Xizhimen

Phase 2 offers an opportunity to increase the Xizhimen Mall's overall rentals and further enhance its position as the area's landmark one-stop shopping, dining and entertainment destination.

(ii) Iconic retail development in a landmark location, with ease of connectivity

Xizhimen Mall is part of Xihuan Plaza, a contemporary, iconic development located just outside the boundary of Beijing's west second ring road and situated at one of only two inter-modal, multi-level public transportation hubs in Beijing with a confluence of MRT and LRT lines, national railway(s) and major bus routes.

(iii) Strong shopper catchment

Xizhimen Mall is strategically located in Xicheng district, which has a large, well-established and growing population catchment comprising middle class residents, workers from Beijing Finance Street (the city's financial district) as well as universities and high-technology zones of Zhongguancun district.

(iv) Favourable lease structure with strong upside potential

Xizhimen Mall's lease structure which ranges from one to three years for specialty tenants, five to seven years for mini-anchors and up to twenty years for anchor tenants, provides Unitholders with stable and growing rental income. Most leases provide for annual step-up in base rent and for rent to be payable on the basis of the higher of either base rent or a percentage of tenants' gross sales turnover, providing stability and potential upside in revenues.

5.3 Strengthened Foothold in Beijing's Retail Sector and Exposure to Rapidly Growing Retail Market in the PRC

The addition of Phase 2 to the portfolio would extend CRCT's market presence to the western part of Beijing and will benefit from a larger pool of shoppers and tenancy demand in Beijing's core city area. The Manager believes the Acquisition will help propel CRCT's ability to capture the strong growth opportunity in Beijing's retail sector. The Acquisition will provide Unitholders with further exposure to the growing retail sector in the PRC.

6. METHOD OF FINANCING AND FINANCIAL EFFECTS

The Acquisition will be fully funded through external debt and internal cash reserves. Following completion of the Acquisition, CRCT's gearing is expected to be 32.3%. Assuming that CRCT had completed the Acquisition on 31 December 2007, the financial impact on the net tangible asset per Unit is not material[3].

---

3 The Manager is unable to show the net profits attributable to Phase 2 in relation to CRCT's financial year ended 31 December 2007 ("**FY2007**") and its earnings per Unit for the most recently completed financial year, being FY2007, assuming that the Acquisition had been effected on 1 January 2007 (together, the "**Phase 2 Financial Effects**") as construction of Phase 2 was only recently completed by the Vendor in June 2008 and no operations have commenced. As such, the Manager could not practicably show the Phase 2 Financial Effects.

7. INTERESTS OF DIRECTORS AND CONTROLLING UNITHOLDER

None of the directors of the Manager or controlling Unitholders have an interest, direct or indirect, in the Acquisition.

8. OTHER INFORMATION

8.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the Acquisition or any other transaction contemplated in relation to the Acquisition.

8.2 Disclosure under Rule 1010(13) of the Listing Manual

8.2.1 Chapter 10 of the Listing Manual classifies transactions by CRCT into (i) non-discloseable transactions, (ii) discloseable transactions, (iii) major transactions and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, *inter alia*, the aggregate value of the consideration given, compared with CRCT's market capitalisation.

8.2.2 Based on the Purchase Consideration of S$32.7 million and CRCT's market capitalisation as at 26 September 2008, the relative figure for the basis of comparison set out in sub-paragraph 9.2.1(ii) is 7.3%. As the relative figure of 7.3% exceeds 5.0%, under Rule 1010(13) of the Listing Manual, the Acquisition falls within the classification of discloseable transaction.

9. Documents for Inspection

A copy of the valuation certificate and the Sale and Purchase Agreement is available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of three months commencing from the date of this Announcement.

BY ORDER OF THE BOARD
CapitaRetail China Trust Management Limited
(Company registration no. 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
Singapore
29 September 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CRCT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

CapitaRetail China Trust

News Release

29 September 2008
For Immediate Release

CRCT to acquire Phase 2[1] of Xizhimen Mall, Beijing

Proposed yield-accretive acquisition increases Xizhimen Mall's retail space by 12.4%

Singapore, 29 September 2008 – CapitaRetail China Trust Management Limited ("CRCTML"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce that HSBC Institutional Trust Services (Singapore) Limited (the "Trustee"), as trustee of CRCT, has via CRCT's wholly owned subsidiary, CapitaRetail Beijing Xizhimen Real Estate Co., Ltd., entered into a conditional sale and purchase agreement with Beijing Finance Street Construction Development Co. Ltd (the "Vendor") for CRCT to acquire Xizhimen Mall Basement 1 Extension ("Phase 2") at a purchase price of RMB163.5 million[2] (S$32.7 million). Xizhimen Mall is part of Xihuan Plaza, which is an iconic mixed-use development strategically located at Xizhimen inter-modal transportation hub in the western part of Beijing. The total acquisition consideration, including the purchase price, capital expenditure and other acquisition related fees and costs, amounts to approximately RMB195.0 million[2] (S$39.0 million). The proposed acquisition, which is intended to be fully funded through external debt and internal cash reserves, is expected to be completed by First Quarter[3] 2009. Following the acquisition, CRCT's gearing is expected to be 32.3%.

Xizhimen Mall Phase 2, assuming 100% committed occupancy and current average rental rates commanded at the basement level of Xizhimen Mall, is expected to achieve a net property income yield of 9.1%. The acquisition is expected to be yield accretive to CRCT unitholders when compared to CRCT's implied net property income yield of approximately 8.8%[4], based on CRCT's closing unit price of S$0.725 as at 26 September 2008.

[1] Phase 2 refers to the planned extension of basement 1 of Xizhimen Mall
[2] Based on an exchange rate of S$1 = RMB4.9935
[3] For the period from 1 January 2009 to 31 March 2009.
[4] The "implied net property income yield" is calculated as the net property income of CRCT's existing portfolio for the forecast year 2008 (as set out in the offer information statement dated 25 January 2008 and based on the assumptions set out therein) over the value imputed to the portfolio by investors in CRCT, as reflected by the price at which the units are currently trading on the SGX-ST.

Mr Wee Hui Kan, Deputy-CEO and CEO-Designate of CRCTML, said, "Xizhimen Mall is a prime and quality asset which enjoys a natural catchment of 2.7 million commuters per week with its close proximity to Xizhimen transportation hub. Xizhimen Mall Phase 2 will provide direct connectivity from Basement 1 of the mall to Xizhimen MRT station Lines two and four as well as the future Beijing North Railway Station. In addition, Xizhimen Mall's total gross rentable area will increase to 83,074 square metres and the enlarged quality space will provide a wider array of offerings and a more vibrant shopping experience for our shoppers. Given the excellent location of Xizhimen Mall, coupled with the enhanced connectivity from the acquisition of Xizhimen Mall Phase 2, Xizhimen Mall is expected to benefit from a higher shopper traffic and enhanced rental income growth overtime."

Xizhimen Mall Phase 2 will add 9,217 Square Metres ("sqm") of Gross Rentable Area ("GRA") to Basement 1 of Xizhimen Mall, bringing Xizhimen Mall's total GRA post-acquisition to 83,074 sqm.

As at 25 September 2008, CB Richard Ellis (Pte) Ltd, an independent property valuer appointed by CRCTML, valued Xizhimen Mall Phase 2 at RMB219 million (S$43.9 million), which is 12.3% above the total acquisition consideration of approximately RMB195.0 million[2] (S$39.0 million).

About Xizhimen Mall, Beijing

Xizhimen Mall is part of the Xihuan Plaza, an integrated mixed-use development comprising three office towers, a small commercial block and a 7-level retail podium. The iconic development is strategically located in close proximity to Xizhimen transportation hub, one of only two inter-modal transportation hubs in Beijing, and is well-served by MRT Line 2, LRT Line 13 and the future MRT Line 4, national rail and bus interchange. The acquisition of Xizhimen Mall, which was completed on 5 February 2008 at an agreed purchase price of S$336 million, comprised an agreement for CRCT to purchase, when completed, the planned Xizhimen Mall Phase 2 from the Vendor, subject to certain conditions being fulfilled. With the completion of Xizhimen Mall Phase 2's construction works, along with the inter link between MRT Line 2 and LRT Line 13, CRCTML has decided to exercise its right of purchase of Xizhimen Mall Phase 2.

Due to its strategic location and excellent public transport accessibility, Xizhimen Mall is well-supported by a large shopper catchment encompassing the high flow of daily commuters passing through the transportation hub, as well as middle-class residents, students and working population in the nearby Beijing Finance Street, the city's financial district, as well as universities and high-technology zones of Zhongguancun District.

Xizhimen Mall Phase 2 will add 9,217 sqm of GRA to Basement 1 of Xizhimen Mall, bringing Xizhimen Mall's total GRA post-acquisition to 83,074 sqm. As Xizhimen Mall Phase 2 will provide direct connectivity from Basement 1 of Xizhimen Mall to Xizhimen MRT station Lines two and four as well as the future Beijing North Railway Station, Xizhimen Mall is expected to enjoy a higher footfall from the enhanced connectivity. In addition, the enlarged quality space from Xizhimen Mall Phase 2 will allow CRCTML to provide a wider array of offerings, further strengthening Xizhimen Mall's positioning as a one-stop shopping, dining and entertainment destination in Beijing.

About CapitaRetail China Trust (www.capitaretailchina.com)

Listed on the Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in People's Republic of China ("China"), Hong Kong and Macau.

The current portfolio of eight retail mall properties is located in China's five key cities. The properties are Xizhimen Mall, Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Saihan Mall (formerly known as Jinyu Mall) in Huhehaote and Xinwu Mall in Wuhu. As at 30 June 2008, the total asset size of CRCT is approximately S$1.2 billion.

All the malls in the portfolio are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns. The anchor tenants are complemented by popular specialty brands such as Sport 100, Esprit, Watsons, KFC, Pizza Hut, Colour Jeans etc.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of Asia's largest real estate companies.

IMPORTANT NOTICE

The past performance of CapitaRetail China Trust ("CRCT") is not indicative of the future performance of CRCT. Similarly, the past performance of the CapitaRetail China Trust Management Limited (the "Manager") is not indicative of the future performance of the Manager.

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaRetail China Trust Management Limited

(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Lynn HO
HP : (65) 9798 7225
Email: lynn.ho@capitaland.com

Media Contact
Ms TONG Ka-Pin
HP : (65) 9862 2435
Email: tong.ka-pin@capitaland.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Sep-2008 08:53:12
Announcement No.	00015

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Australand - "Asian Industrial & Logistics Development Joint Venture with CapitaLand"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments	Australand.annc.29Sep08.pdf Total size = **32K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ

29 September 2008

Asian Industrial & Logistics Development
Joint Venture with CapitaLand

Following a recent review Australand and CapitaLand have agreed that, given the current volatile market conditions, both companies wish to focus their immediate development priorities on their existing businesses and, accordingly, will put their industrial and logistics strategy in Asia on hold.

The Joint Venture has recently explored a number of industrial and logistic development opportunities in China but, given the current market conditions, no investments have been made by the Joint Venture.

Australand will review its industrial and logistics development strategy in Asia at an appropriate time in the future.

Issued by:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

For further information, please contact:

Bob Johnston
Managing Director
Tel: +61 2 9767 2001
Email: bjohnston@australand.com.au

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Sep-2008 19:01:31
Announcement No.	00154

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The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Payment of management fee by way of issue of units in CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CRCT.PymtofMgrfees.29Sep08.pdf Total size = **72K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

PAYMENT OF MANAGEMENT FEE
BY WAY OF ISSUE OF UNITS IN CAPITARETAIL CHINA TRUST

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**" and the manager of CRCT, the "**Manager**"), wishes to announce that 508,037 units in CRCT ("**Units**") have been issued to the Manager today as payment of the performance component[1] of the Management Fee (as defined in the Trust Deed) for the period from 1 April 2008 to 30 June 2008. (both dates inclusive).

The 508,037 Units have been issued at an issue price of S$1.3038 per Unit. The issue price per Unit for the 508,037 Units is the volume weighted average price for a Unit for all trades on Singapore Exchange Securities Trading Limited ("**SGX-ST**") in the ordinary course of trading for the period of ten business days preceding 30 June 2008.

The Units have been issued to the Manager as payment of the performance component of the Management Fee in relation to Xizhimen Mall, Wangjing Mall, Jiulong Mall, Anzhen Mall, Qibao Mall, Xinwu Mall, Saihan Mall and Zhengzhou Mall for the period from 1 April 2008 to 30 June 2008.

This manner of payment of the Management Fee in Units was disclosed in the CRCT initial public offering prospectus dated 29 November 2006.

With the above-mentioned issue of Units, the Manager holds an aggregate of 4,159,397 Units and the total number of Units in issue is 618,025,910.

In relation to the initial public offering of Units, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

[1] Under the deed of trust dated 23 October 2006 constituting CRCT (as amended) (the "**Trust Deed**"), the Manager is entitled to receive for its own account from the Deposited Property (as defined in the Trust Deed), in relation to any Financial Year (as defined in the Trust Deed), the Performance Fee (as defined in the Trust Deed), being a fee equal to a rate of 4.0% per annum (or such lower percentage as may be determined by the Manager in its absolute discretion) of the Net Property Income (as defined in the Trust Deed) of CRCT for each Financial Year (calculated before accounting for the Performance Fee in that Financial Year).

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
29.September 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

END